Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___August___ 2006
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




                         This Form 6-K consists of the following:

                                 Second Quarter Results
                                   dated August 4, 2006

                            CONSOLIDATED FINANCIAL STATEMENTS
                                           and
                           MANAGEMENT'S DISCUSSION AND ANALYSIS


_______________________________________________________________________________

                                  TELUS CORPORATION

                            CONSOLIDATED FINANCIAL STATEMENTS

                                     (UNAUDITED)

                                    June 30, 2006
_______________________________________________________________________________

--------------------------------------------------------------------------------------------------------------------------------
interim consolidated statements of income                                                                          (unaudited)
--------------------------------------------------------------------------------------------------------------------------------

                                                                 Three months                            Six months
Periods ended June 30 (millions except
  per share amounts)                                        2006               2005                2006               2005
--------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                                     $    2,135.2       $    2,018.5        $    4,215.7       $    3,993.2
--------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Operations                                               1,207.4            1,146.1             2,408.5            2,255.2
   Restructuring and workforce reduction costs (Note 4)        30.7                7.4                47.4               16.8
   Depreciation                                               335.2              330.9               674.4              660.8
   Amortization of intangible assets                           46.9               68.2               110.8              140.5
--------------------------------------------------------------------------------------------------------------------------------
                                                            1,620.2            1,552.6             3,241.1            3,073.3
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                              515.0              465.9               974.6              919.9
   Other expense, net                                           9.6                0.5                13.9                2.0
   Financing costs (Note 5)                                   127.5              168.2               254.5              306.6
--------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING                377.9              297.2               706.2              611.3
   INTEREST
   Income taxes (Note 6)                                       18.7              106.0               134.8              176.3
   Non-controlling interests                                    2.6                1.7                 4.7                3.3
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE
   INCOME                                              $      356.6       $      189.5        $      566.7       $      431.7
--------------------------------------------------------------------------------------------------------------------------------
INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 7)
     - Basic                                           $       1.03       $       0.53        $       1.63       $       1.20
     - Diluted                                         $       1.02       $       0.52        $       1.62       $       1.19
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING
   SHARE                                               $       0.275      $       0.20        $       0.55       $       0.40
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING
   SHARES OUTSTANDING
     - Basic                                                  344.9              358.1               347.1              359.1
     - Diluted                                                348.5              362.4               350.6              362.9

The accompanying notes are an integral part of these interim consolidated financial statements

--------------------------------------------------------------------------------------------------------------------------------
interim consolidated statements of retained earnings                                                             (unaudited)
--------------------------------------------------------------------------------------------------------------------------------


                                                                                                          Six months
Periods ended June 30 (millions)                                                                   2006               2005
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                                                                $      849.7       $    1,008.1
Net income                                                                                           566.7              431.7
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1,416.4            1,439.8
Common Share and Non-Voting Share dividends paid, or payable, in cash                               (190.7)            (143.9)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital (Note 13(f))            (294.7)            (251.3)
Adjustment for purchase of share option awards not in excess of their fair value                       2.1                --
Adjustment of tax treatment of items charged directly to retained earnings                            16.1                --
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 13)                                                            $      949.2       $    1,044.6
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these interim consolidated financial statements



-----------------------------------------------------------------------------------------------------------------------------
interim consolidated balance sheets                                                                              (unaudited)
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                June 30,        December 31,
As at (millions)                                                                                  2006             2005
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and temporary investments, net                                                        $        --        $        8.6
   Accounts receivable (Notes 9, 15(b))                                                              514.1              610.3
   Income and other taxes receivable                                                                  24.3              103.7
   Inventories                                                                                       115.8              138.8
   Prepaid expenses and other (Note 15(b))                                                           294.5              154.7
   Current portion of future income taxes                                                              --               226.4
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     948.7            1,242.5
------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
   Property, plant, equipment and other                                                            7,383.8            7,339.4
   Intangible assets subject to amortization                                                         576.0              637.5
   Intangible assets with indefinite lives                                                         2,966.3            2,964.6
------------------------------------------------------------------------------------------------------------------------------
                                                                                                  10,926.1           10,941.5
------------------------------------------------------------------------------------------------------------------------------
Other Assets
   Deferred charges (Note 15(b))                                                                     925.3              850.2
   Investments                                                                                        34.8               31.2
   Goodwill (Note 11)                                                                              3,172.3            3,156.9
------------------------------------------------------------------------------------------------------------------------------
                                                                                                   4,132.4            4,038.3
------------------------------------------------------------------------------------------------------------------------------
                                                                                              $   16,007.2       $   16,222.3
------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Cash and temporary investments, net                                                        $       18.6       $        --
   Accounts payable and accrued liabilities (Note 15(b))                                           1,509.1            1,393.7
   Income and other taxes payable                                                                      9.7                --
   Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4)            60.5               57.1
   Advance billings and customer deposits (Note 15(b))                                               582.6              571.8
   Current maturities of long-term debt (Note 12)                                                  1,376.4                5.0
   Current portion of future income taxes                                                             43.3                --
------------------------------------------------------------------------------------------------------------------------------
                                                                                                   3,600.2            2,027.6
------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 12)                                                                           3,354.1            4,639.9
------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 15(b))                                                           1,310.3            1,635.3
------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes                                                                                  878.2            1,023.9
------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interests                                                                             25.3               25.6
------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 13)                                                                     6,839.1            6,870.0
------------------------------------------------------------------------------------------------------------------------------
                                                                                              $   16,007.2       $   16,222.3
------------------------------------------------------------------------------------------------------------------------------

Commitments and Contingent Liabilities (Note 14)

The accompanying notes are an integral part of these interim consolidated financial statements



-------------------------------------------------------------------------------------------------------------------------------
interim consolidated statements of cash flows                                                                    (unaudited)
-------------------------------------------------------------------------------------------------------------------------------



                                                                 Three months                            Six months
Periods ended June 30 (millions)                            2006               2005                2006               2005
-------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                             $      356.6       $      189.5        $      566.7       $      431.7
Adjustments to reconcile net income to cash provided
   by operating activities:
   Depreciation and amortization                              382.1              399.1               785.2              801.3
   Future income taxes                                         25.4              103.3               138.5              195.0
   Share-based compensation                                    12.7                7.1                21.1               10.9
   Net employee defined benefit plans expense                  (1.3)              (0.4)               (2.9)               1.1
   Employer contributions to employee defined benefit
     plans                                                    (45.0)             (22.3)              (75.5)             (59.7)
   Restructuring and workforce reduction costs, net
     of cash payments (Note 4)                                 19.0               (1.0)                3.4              (13.3)
   Amortization of deferred gains on sale-leaseback
     of buildings, amortization of deferred charges
     and other, net                                            (7.3)               4.1                 8.6               (0.3)
   Net change in non-cash working capital
   (Note 15(c))                                                70.8                8.3                41.0               49.4
-------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                         813.0              687.7             1,486.1            1,416.1
-------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Notes 10, 17)                          (458.8)            (408.7)             (779.3)            (681.9)
Acquisitions                                                  (19.5)              (1.9)              (19.5)             (29.4)
Proceeds from the sale of property and other assets             0.6                2.7                 8.0                3.4
Change in non-current materials and supplies,
   purchase of investments and other                           (8.4)              (2.1)              (11.4)              (8.3)
-------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                            (486.1)            (410.0)             (802.2)            (716.2)
-------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued                     12.5               56.1                45.7              144.0
Dividends to shareholders                                     (94.8)            (143.9)             (190.7)            (143.9)
Purchase of Common Shares and Non-Voting Shares for
   cancellation (Note 13(f))                                 (249.4)            (272.1)             (481.0)            (430.4)
Long-term debt issued (Note 12)                               662.2                4.4               842.8                4.4
Redemptions and repayment of long-term debt (Note 12)        (362.5)             (19.3)             (615.5)             (20.3)
Partial payment of deferred hedging liability (Note
   12(b))                                                    (309.4)                --              (309.4)                --
Dividends paid by a subsidiary to non-controlling
   interests                                                   (3.0)              (7.9)               (3.0)              (7.9)
Other                                                            --               (1.2)                 --               (1.2)
-------------------------------------------------------------------------------------------------------------------------------

Cash used by financing activities                            (344.4)            (383.9)             (711.1)            (455.3)
-------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary
   investments, net                                           (17.5)            (106.2)              (27.2)             244.6
Cash and temporary investments, net, beginning of
   period                                                      (1.1)           1,247.3                 8.6              896.5
-------------------------------------------------------------------------------------------------------------------------------

Cash and temporary investments, net, end of period     $      (18.6)      $    1,141.1        $      (18.6)      $    1,141.1
-------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid) (Note 15(c))                           $     (271.5)      $     (293.8)       $     (284.6)      $     (306.9)
-------------------------------------------------------------------------------------------------------------------------------
Interest received                                      $        0.8       $       18.8        $       23.3       $       25.1
-------------------------------------------------------------------------------------------------------------------------------
Income taxes received (paid), net                      $       (0.7)      $       20.4        $       95.0       $       19.3
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these interim consolidated financial statements


-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


JUNE 30, 2006

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.


Notes to consolidated financial statements                        Description
-----------------------------------------------------------------------------------------------------------------------------
1.   Interim financial statements - basis of                      Summary explanation of basis of presentation of interim
     presentation                                                 consolidated financial statements
-----------------------------------------------------------------------------------------------------------------------------
2.   Accounting policy developments                               Summary review of forthcoming generally accepted accounting principle developments that may affect the Company
-----------------------------------------------------------------------------------------------------------------------------
3.   Financial instruments                                        Summary schedule and review of financial instruments,
                                                                  including fair values thereof
-----------------------------------------------------------------------------------------------------------------------------

4.   Restructuring and workforce reduction costs                  Summary continuity schedules and review of restructuring
                                                                  and workforce reduction costs
-----------------------------------------------------------------------------------------------------------------------------
5.   Financing costs                                              Summary schedule of items comprising financing costs by
                                                                  nature
-----------------------------------------------------------------------------------------------------------------------------
6.   Income taxes                                                 Summary reconciliations of statutory rate income tax
                                                                  expense to provision for income taxes
-----------------------------------------------------------------------------------------------------------------------------
7.   Per share amounts                                            Summary schedules and review of numerators and
                                                                  denominators used in calculating per share amounts and
                                                                  related disclosures
-----------------------------------------------------------------------------------------------------------------------------
8.   Share-based compensation                                     Summary schedules and review of compensation arising from
                                                                  share option awards, restricted stock units and employee
                                                                  share purchase plan
-----------------------------------------------------------------------------------------------------------------------------
9.   Accounts receivable                                          Summary schedule and review of arm's-length securitization trust transactions and related disclosures
-----------------------------------------------------------------------------------------------------------------------------
10.  Capital assets                                               Summary schedule of items comprising capital assets
-----------------------------------------------------------------------------------------------------------------------------
11.  Goodwill                                                     Summary schedule of goodwill and review of reported fiscal year acquisitions from which goodwill arises
-----------------------------------------------------------------------------------------------------------------------------
12.  Long-term debt                                               Summary schedule of long-term debt and related disclosures
-----------------------------------------------------------------------------------------------------------------------------
13.  Shareholders' equity                                         Summary schedules and review of shareholders' equity and
                                                                  changes therein including share option price
                                                                  stratification and normal course issuer bid summaries
-----------------------------------------------------------------------------------------------------------------------------
14.  Commitments and contingent liabilities                       Summary review of contingent liabilities, guarantees,
                                                                  claims and lawsuits
-----------------------------------------------------------------------------------------------------------------------------
15.  Additional financial information                             Summary schedules of items comprising certain primary
                                                                  financial statement line items

-----------------------------------------------------------------------------------------------------------------------------
16.  Employee future benefits                                     Summary and review of employee future benefits and related disclosures
-----------------------------------------------------------------------------------------------------------------------------
17.  Segmented information                                        Summary disclosure of segmented information regularly
                                                                  reported to the Company's chief operating decision maker

-----------------------------------------------------------------------------------------------------------------------------
18.  Differences between Canadian and United States               Summary schedules and review of differences between
     generally accepted accounting principles                     Canadian and United States generally accepted accounting
                                                                  principles as they apply to the Company
-----------------------------------------------------------------------------------------------------------------------------

1    interim financial statements - basis of presentation

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2005, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently. Accordingly, these interim consolidated

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


financial statements reflect all adjustments (which are of a normal recurring nature) that are, in the opinion of the Company, necessary for a fair statement of the results for the interim periods presented.

         The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

2    accounting policy developments

(a)  Earnings per share; convergence with International Reporting Standards

Earnings per share: Possibly commencing in the Company's 2006 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may have applied to the Company. In July 2006, the typescript with the current proposed amendments was withdrawn and an announcement was made indicating that an International Financial Reporting Standards-based exposure draft would be issued by the end of 2006.

         Convergence with International Reporting Standards: In early 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. During 2006, the Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. As this convergence initiative is very much in its infancy as of the date of these interim consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.

(b)  Comprehensive income

Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section
3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. In the Company's specific instance, the transitional rules for these sections require implementation at the beginning of a fiscal year; the Company will not be implementing these recommendations in its 2006 fiscal year. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments.

         Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in Note 18(h), is largely aligned with comprehensive income as prescribed by Canadian GAAP, including the impacts of the new recommendations for the recognition and measurement of financial instruments and for hedges. In the Company's specific instance, however, there is currently a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and Canadian GAAP does not. In the first half of 2006, the Financial Accounting Standards Board exposed a number of draft changes in respect of accounting for defined benefit pension plans; one of the changes proposed would result in minimum pension liabilities no longer being recognized within U.S. GAAP other comprehensive income.

(c)  Business combinations

Possibly commencing in the Company's 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date subsequent to the amended recommendations coming into force. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring subsequent to the amended recommendations coming into force. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

3    financial instruments

During the first quarter of 2006, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship. Restricted stock units are further described in Note 8(c).

         During the second quarter of 2006, as further discussed in Note 12(b), the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. Dollar Notes maturing in June 2007. The Company entered into

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


these agreements to reduce or eliminate exposure to interest rate and foreign currency risk. Hedge accounting has been applied to the new cross currency interest rate swap agreements.

         As at June 30, 2006, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S.$50 million of fiscal 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Wireless segment.

         In contemplation of the planned refinancing of the debt maturing June 1, 2007, as set out in Note 12, the Company has entered into forward starting interest rate swap agreements, as at June 30, 2006, that have the effect of fixing the underlying interest rate on up to $300 million of replacement debt. Hedge accounting has been applied to these forward starting interest rate swap agreements.

         Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

         The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.


As at                                                            June 30, 2006                    December 31, 2005
-------------------------------------------------------------------------------------------------------------------------------
                                   Hedging item
                                     maximum               Carrying                           Carrying
(millions)                         maturity date            amount         Fair value          amount             Fair value
-------------------------------------------------------------------------------------------------------------------------------

Assets
  Derivatives(1)(2) used to
    manage changes in
    compensation costs arising
    from restricted stock
    units (Note 8(c))                November 2008        $    14.1       $       16.9        $     12.2         $    19.5
-------------------------------------------------------------------------------------------------------------------------------
  Derivatives(1)(2) used to
    manage interest rate risk
    associated with planned
    refinancing of debt maturing
    June 1, 2007                      June 2007           $      --       $       10.8        $       --         $      --
-------------------------------------------------------------------------------------------------------------------------------
Liabilities
  Long-term debt
   Principal (Note 12)                                    $ 4,730.5       $    5,243.0        $  4,644.9         $ 5,371.6
   Derivatives(1)(2) used to
    manage interest rate and
    currency risks associated
    with U.S. dollar denominated
    debt, net (Note 15(b))            June 2011               987.2            1,251.8           1,154.3           1,470.5
-------------------------------------------------------------------------------------------------------------------------------
                                                          $ 5,717.7       $    6,494.8        $  5,799.2         $ 6,842.1
-------------------------------------------------------------------------------------------------------------------------------
  Derivatives(1)(2) used to
    manage currency risks
    arising from U.S. dollar
    denominated purchases
    - To which hedge accounting
      is applied                     December 2006        $     --        $        1.0        $      --          $     0.1
   -  To which hedge accounting
      is not applied                 October 2006         $     --        $         --        $      --          $     0.4
-------------------------------------------------------------------------------------------------------------------------------

(1) Notional amount of all derivative financial instruments outstanding is $4,869.2 (December 31, 2005 - $4,904.8).
(2) Designated as cash flow hedging items.



-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


4    restructuring and workforce reduction costs

(a)  Overview


Three-month periods ended
June 30 (millions)                                                  2006                                            2005
-----------------------------------------------------------------------------------------------------------    ---------------
                                       General                               General
                                       programs            Office           programs
                                      initiated         closures and        initiated
                                       in 2006         contracting out     prior to 2006         Total              Total
------------------------------------------------------------------------------------------------------------------------------

Restructuring and workforce
  reduction costs
  Workforce reduction
    Voluntary                       $     18.0        $      3.5            $   --            $   21.5           $    0.3
    Involuntary                            7.5               0.6                --                 8.1                8.4
  Lease termination                         --                --                --                  --               (1.5)
  Other                                    0.8               0.3                --                 1.1                0.2
------------------------------------------------------------------------------------------------------------------------------
                                          26.3               4.4                --                30.7                7.4
------------------------------------------------------------------------------------------------------------------------------
Disbursements
  Workforce reduction
   Voluntary (Early Retirement
     Incentive Plan, Voluntary
     Departure Incentive Plan and
     other)                                0.2               0.1                --                 0.3                 --
   Involuntary and other                   7.9               1.3               1.0                10.2                8.3
  Lease termination                         --                --               0.1                 0.1                3.0
  Other                                    0.8               0.3                --                 1.1                0.2
------------------------------------------------------------------------------------------------------------------------------
                                           8.9               1.7               1.1                11.7               11.5
------------------------------------------------------------------------------------------------------------------------------
Expenses greater than
  (less than) disbursements               17.4               2.7              (1.1)               19.0               (4.1)
Other                                       --                --                --                  --                3.1
------------------------------------------------------------------------------------------------------------------------------
Change in restructuring and
  workforce reduction accounts
  payable and accrued liabilities         17.4               2.7              (1.1)               19.0               (1.0)
    Balance, beginning of period          11.7              12.8              17.0                41.5               58.4
------------------------------------------------------------------------------------------------------------------------------
    Balance, end of period          $     29.1        $     15.5            $ 15.9            $   60.5           $   57.4
------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


Six-month periods ended June 30                                      2006                                             2005
(millions)
-----------------------------------------------------------------------------------------------------------    ---------------
                                       General                               General
                                       programs            Office           programs
                                      initiated         closures and        initiated
                                       in 2006         contracting out     prior to 2006         Total              Total
------------------------------------------------------------------------------------------------------------------------------

Restructuring and workforce
  reduction costs
  Workforce reduction
    Voluntary                       $       18.3      $    3.5            $     --            $     21.8          $     0.3
    Involuntary                             20.7           3.2                  --                  23.9               14.2
  Lease termination                           --            --                  --                    --                1.5
  Other                                      1.2           0.5                  --                   1.7                0.8
------------------------------------------------------------------------------------------------------------------------------
                                            40.2           7.2                  --                  47.4               16.8
------------------------------------------------------------------------------------------------------------------------------
Disbursements
  Workforce reduction
    Voluntary (Early Retirement
     Incentive Plan, Voluntary
     Departure Incentive Plan and
     other)                                  0.5          15.2                  --                  15.7                1.9
    Involuntary and other                    9.4           1.5                15.3                  26.2               27.0
  Lease termination                           --            --                 0.4                   0.4                3.5
  Other                                      1.2           0.5                  --                   1.7                0.8
------------------------------------------------------------------------------------------------------------------------------
                                            11.1          17.2                15.7                  44.0               33.2
------------------------------------------------------------------------------------------------------------------------------
Expenses greater than (less than)
  disbursements                             29.1         (10.0)              (15.7)                  3.4              (16.4)
Other                                         --            --                  --                    --                3.1
------------------------------------------------------------------------------------------------------------------------------
Change in restructuring and
  workforce reduction accounts
  payable and accrued liabilities           29.1         (10.0)              (15.7)                  3.4              (13.3)
    Balance, beginning of period              --          25.5                31.6                  57.1               70.7
------------------------------------------------------------------------------------------------------------------------------
    Balance, end of period          $       29.1      $   15.5            $   15.9            $     60.5          $    57.4
------------------------------------------------------------------------------------------------------------------------------



(b)  Programs initiated prior to 2006

General: In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives aimed to improve the Company's operating and capital productivity. As at June 30, 2006, no future expenses remain to be accrued or recorded under the smaller initiatives, but variances from estimates currently recorded may be recorded in subsequent periods.

         Office closures and contracting out: In connection with the collective agreement signed in the fourth quarter of 2005, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is a component of the Company's competitive efficiency program and is aimed at improving the Company's operating and capital productivity. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).

         As at June 30, 2006, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, will be incurred and recorded subsequent to June 30, 2006.

         Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is a component of the Company's competitive efficiency program and is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan.)

         As at June 30, 2006, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


         Integration of Wireline and Wireless operations: On November 24, 2005, the Company announced the integration of its Wireline and Wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program.

(c)  Programs initiated in 2006

General: In the first quarter of 2006, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness.

         Also arising from its competitive efficiency program, the Company undertook an initiative for a departmental reorganization and reconfiguration, resulting in integration and consolidation. In the first quarter of 2006, approximately 600 bargaining unit employees were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan). As affected employees were not required to select an option until after March 31, 2006, the associated expenses were not eligible for recording prior to the second quarter of 2006. In the second quarter of 2006, approximately 275 bargaining unit employees accepted either the option of redeployment or participation in a voluntary departure program. For the three-month and six-month periods ended June 30, 2006, $17.8 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006. As at June 30, 2006, no future expenses remain to be accrued or recorded under this initiative, but variances from estimates currently recorded may be recorded in subsequent periods.

         Continuing with its competitive efficiency program for integration of Wireline and Wireless operations, for the three-month and six-month periods ended June 30, 2006, $3.0 million and $6.8 million, respectively, of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006.

         The Company's estimate of restructuring and workforce reduction costs in 2006, arising from its competitive efficiency program, which includes the office closures and contracting out and integration of Wireline and Wireless operations, is not currently expected to exceed $100 million.

5    financing costs


                                                             Three months                            Six months
Periods ended June 30 (millions)                        2006               2005                2006               2005
----------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt                         $      124.5       $      175.9        $      249.9       $      333.7
Interest on short-term obligations and other                1.0                2.6                 2.6                3.8
Foreign exchange(1)                                         3.7                0.6                 4.8                3.1
----------------------------------------------------------------------------------------------------------------------------
                                                          129.2              179.1               257.3              340.6
Interest income
   Interest on tax refunds                                 (1.3)              (1.9)               (1.3)             (17.5)
   Other interest income                                   (0.4)              (9.0)               (1.5)             (16.5)
----------------------------------------------------------------------------------------------------------------------------
                                                           (1.7)             (10.9)               (2.8)             (34.0)
----------------------------------------------------------------------------------------------------------------------------
                                                   $      127.5       $      168.2        $      254.5       $      306.6
----------------------------------------------------------------------------------------------------------------------------

(1)  For the three-month and six-month periods ended June 30, 2006, these amounts include losses (gains) of $(0.1)
     (2005 - $0.1) and $(0.1) (2005 - $0.1), respectively, in respect of cash flow hedge ineffectiveness.


6    income taxes


                                                        Three months                            Six months
Periods ended June 30 (millions)                   2006               2005                2006             2005
-----------------------------------------------------------------------------------------------------------------
Current                                       $      (6.7)       $       2.7       $      (3.7)      $     (18.7)
Future                                               25.4              103.3             138.5             195.0
-----------------------------------------------------------------------------------------------------------------
                                              $      18.7        $     106.0       $     134.8       $     176.3
-----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


         The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:


Three-month periods ended June 30 ($ in millions)                    2006                               2005
-------------------------------------------------------------------------------------------------------------------------


 Basic blended federal and provincial tax at
   statutory income tax rates                           $     125.8          33.3%          $    102.5           34.5%
 Revaluation of future income tax liability for
   change in statutory income tax rates                      (107.0)                                --
 Share option award compensation                                1.6                                0.8
 Tax rate differential on, and consequential
   adjustments from, reassessment of prior year tax
   issues                                                       1.3                                 --
 Other                                                         (0.1)                              (1.2)
-------------------------------------------------------------------------------------------------------------------------
                                                               21.6           5.7%               102.1           34.4%
Large corporations tax                                         (2.9)                               3.9
-------------------------------------------------------------------------------------------------------------------------
 Income tax expense per Consolidated Statements of
   Income                                               $      18.7           4.9%          $    106.0           35.7%
-------------------------------------------------------------------------------------------------------------------------


Six-month periods ended June 30 ($ in millions)                      2006                                2005
-------------------------------------------------------------------------------------------------------------------------
 Basic blended federal and provincial tax at            $     237.3          33.6%          $    211.2           34.5%
   statutory income tax rates
 Revaluation of future income tax liability for
   change in statutory income tax rates                      (107.0)                                --
 Share option award compensation                                3.1                                2.1
 Tax rate differential on, and consequential
   adjustments from, reassessment of prior year tax
   issues                                                       1.0                              (11.3)
 Change in estimates of available deductible
   differences in prior years                                    --                              (36.0)
 Other                                                          0.4                                1.2
-------------------------------------------------------------------------------------------------------------------------
                                                              134.8          19.1%               167.2           27.4%
Large corporations tax                                           --                                9.1
-------------------------------------------------------------------------------------------------------------------------
 Income tax expense per Consolidated Statements of
   Income                                               $     134.8          19.1%          $    176.3           28.8%
-------------------------------------------------------------------------------------------------------------------------


      The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month and six-month periods ended June 30, 2006, the Company recorded Investment Tax Credits of $12.6 million (2005 - NIL), all of which was recorded as a reduction of capital.

7    per share amounts

Basic income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share option awards and, in the comparative period, warrants.

         The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equaled diluted Common Share and Non-Voting Share income for all periods presented.


                                                                 Three months                           Six months
Periods ended June 30 (millions)                            2006               2005                2006            2005
---------------------------------------------------------------------------------------------------------------------------
 Basic total weighted average Common Shares and
   Non-Voting Shares outstanding                            344.9             358.1               347.1            359.1
 Effect of dilutive securities
   Exercise of share option awards                            3.6               4.1                 3.5              3.6
   Exercise of warrants                                        --               0.2                  --              0.2
---------------------------------------------------------------------------------------------------------------------------
 Diluted total weighted average Common Shares and
  Non-Voting Shares outstanding                             348.5             362.4               350.6            362.9
---------------------------------------------------------------------------------------------------------------------------


         For the three-month and six-month periods ended June 30, 2006, certain outstanding share option awards, in the amount of 0.3 million (2005 - 0.2 million) and 0.7 million (2005 - 0.8 million), respectively, were not included

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------



in the computation of diluted income per Common Share and Non-Voting Share because the share option awards' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

8    share-based compensation

(a)  Details of share-based compensation expense

Reflected in the Consolidated Statements of Income as "Operations expense" are the following share-based compensation amounts:


                                                                 Three months                        Six months
Periods ended June 30 (millions)                            2006              2005              2006             2005
------------------------------------------------------------------------------------------------------------------------
Share option awards                                    $      4.8       $     2.1            $    9.3          $    6.3
Restricted stock units                                        8.1             5.0                14.3               8.7
Employee share purchase plan                                  6.7             5.9                16.4              14.0
------------------------------------------------------------------------------------------------------------------------
Amounts recognized as Operations expense in
   consolidated statements of income                         19.6            13.0                40.0              29.0
Less - Income tax benefit arising from share-based
   compensation (see Note 6)                                  5.0             3.7                10.4               7.8
------------------------------------------------------------------------------------------------------------------------
                                                       $     14.6       $     9.3            $   29.6          $   21.2
------------------------------------------------------------------------------------------------------------------------


(b)  Share option awards

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined at the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

         Some share option awards have a net-equity settlement feature. As discussed further in Note 13(e), it is at the Company's option whether the exercise of a share option is settled as a share option or using the net-equity settlement feature. So as to align with the accounting treatment that is afforded to the associated share options, the Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature.

         The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:


                                                                 Three months                       Six months
Periods ended June 30                                       2006               2005            2006            2005
------------------------------------------------------------------------------------------------------------------------
Share option award fair value (per share option)       $     12.41       $    12.00       $   12.36       $   11.29
Risk free interest rate                                       4.3%             3.7%             4.0%           3.7%
Expected lives(1) (years)                                     4.5              4.5              4.6            4.5
Expected volatility                                          32.0%            40.0%            36.0%          40.0%
Dividend yield                                                2.4%             2.1%             2.6%           2.3%
-----------------------------------------------------------------------------------------------------------------------

(1) The maximum contractual term of the share option awards granted in 2006 and 2005 was seven years.


         The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company's Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

(c)  Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives. Typically, the restricted stock units vest over a period of 33 months. The vesting method, which is determined at the date of grant, may be either cliff or graded.

         The following table presents a summary of the activity related to the Company's restricted stock units.

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------



Periods ended June 30, 2006                            Three months                                Six months
------------------------------------------------------------------------------------------------------------------------------

                                                                       Weighted                                    Weighted
                                             Number of restricted      average            Number of restricted     average
                                                stock units             grant                  stock units          grant
                                          -------------------------    date fair        -----------------------    date fair
                                          Non-vested      Vested         value            Non-vested    Vested      value
------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period
   Non-vested                             2,235,592            --     $   35.29        1,645,530            --     $   32.16
   Vested                                        --        11,799         15.51               --        62,437         26.43
Issued
   Initial allocation                        15,205            --         44.72          603,954            --         43.85
   In lieu of dividends                      20,168            --         44.75           39,596            --         44.80
Vested                                       (4,757)        4,757         31.96           (5,656)        5,656         31.25
Settled in cash                                  --        (4,757)        31.96               --       (56,294)        29.64
Forfeited and cancelled                     (19,453)           --         32.01          (36,669)           --         31.42

------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period
   Non-vested                             2,246,755            --         35.40        2,246,755              --       35.40
   Vested                                        --        11,799     $   15.51               --         11,799    $   15.51
------------------------------------------------------------------------------------------------------------------------------

         With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company's non-vested restricted stock units outstanding as at June 30, 2006, is set out in the following table:


                                                                            Cost fixed
                                               Number of            to the            Number of        Total number
                                               fixed-cost         Company per       variable-cost      of non-vested
                                               restricted         restricted          restricted         restricted
                                              stock units         stock unit         stock units        stock units
-----------------------------------------------------------------------------------------------------------------------
Vesting in years ending December 31:
   2006                                           652,550        $      26.61             40,346            692,896
   2007                                           600,000        $      40.91            101,572            701,572
   2008                                           160,000        $      50.91
                                                  440,000        $      50.02
                                             ---------------
                                                  600,000                                252,287            852,287
-----------------------------------------------------------------------------------------------------------------------
                                                1,852,550                                394,205          2,246,755
-----------------------------------------------------------------------------------------------------------------------


(d)  Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 45%, for the employee population up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributes 40%. There are no vesting requirements and the Company records its contributions as a component of operating expenses.


                                                        Three months                        Six months
Periods ended June 30 (millions)                   2006               2005            2006               2005
-------------------------------------------------------------------------------------------------------------------
Employee contributions                        $       15.9        $       13.9   $       38.8       $       32.7
Company contributions                                  6.7                 5.9           16.4               14.0
-------------------------------------------------------------------------------------------------------------------
                                              $       22.6        $       19.8   $       55.2       $       46.7
-------------------------------------------------------------------------------------------------------------------


         Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001 and subsequent to November 1, 2004, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices; in the intervening period, shares were also issued from Treasury.

(e)  Unrecognized, non-vested share-based compensation

As at June 30, 2006, compensation cost related to non-vested share-based compensation that has not yet been recognized is set out in the following table and is expected to be recognized over a weighted average period of 1.5 years (December 31, 2005 - 2.3 years).

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


 As at (millions) (1)                             June 30,          December 31,
                                                    2006                2005
--------------------------------------------------------------------------------
Share option awards                             $       34.2       $       27.1
Restricted stock units(2)                               48.4               31.8
--------------------------------------------------------------------------------
                                                $       82.6       $       58.9
================================================================================

(1) These disclosures are not likely to be representative of the effects on reported net income for future periods for the following reasons: these amounts reflect an estimate of forfeitures; these amounts do not reflect any provision for future awards; these amounts do not reflect any provision changes in the intrinsic value for vested restricted stock units; and for non-vested restricted stock units, these amounts reflect intrinsic values as at the balance sheet dates.
(2) The compensation cost that has not yet been recognized in respect of non-vested restricted stock units is calculated based upon the intrinsic value of the non-vested restricted stock units as at the balance sheet dates, net of the impacts of associated cash-settled equity forward agreements.

9        accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at June 30, 2006, the rating was A (low).

 As at (millions)                                 June 30,         December 31,
                                                   2006                 2005
-------------------------------------------------------------------------------
Total managed portfolio                        $    1,059.3       $    1,129.3
Securitized receivables                              (610.1)            (599.2)
Retained interest in receivables sold                  64.9               80.2
-------------------------------------------------------------------------------
Receivables held                               $      514.1       $      610.3
================================================================================

     For the three-month and six-month periods ended June 30, 2006, the Company recognized losses of $2.1 million (2005 - $0.3 million) and $2.9 million (2005
- $0.7 million), respectively, on the sale of receivables arising from the securitization.


     Cash flows from the securitization are as follows:

                                                                 Three months                            Six months
Periods ended June 30 (millions)                            2006               2005                2006               2005
--------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning     $      400.0        $      150.0       $      500.0       $      150.0
   of period
Proceeds from new securitizations                             185.0                  --              260.0                 --
Securitization reduction payments                             (50.0)                 --             (225.0)                --
--------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, end of        $      535.0        $      150.0       $      535.0       $      150.0
   period
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from collections reinvested in                $      940.6        $      361.9       $    1,830.6       $      714.6
   revolving-period securitizations
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from collections pertaining to retained
   interest                                            $      119.4        $       58.4       $      246.1       $      112.9
================================================================================================================================


                                                                                                                           14


-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


10       capital assets


(a)      Capital assets, net

                                                                            Accumulated
                                                                         Depreciation and
                                                            Cost           Amortization                Net Book Value
--------------------------------------------------------------------------------------------------------------------------------
As at (millions)                                                                                June 30,          December 31,
                                                                                                  2006                2005
--------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
   Telecommunications assets                           $   17,503.3       $   12,271.2        $    5,232.1       $    5,378.2
   Assets leased to customers                                 731.9              574.4               157.5              176.1
   Buildings and leasehold improvements                     1,804.6              971.9               832.7              838.0
   Office equipment and furniture                             977.4              738.8               238.6              263.1
   Assets under capital lease                                  18.3                7.6                10.7               12.4
   Other                                                      330.9              250.4                80.5               84.9
   Land                                                        46.0                 --                46.0               46.7
   Assets under construction                                  758.9                 --               758.9              516.4
   Materials and supplies                                      26.8                 --                26.8               23.6
--------------------------------------------------------------------------------------------------------------------------------
                                                           22,198.1           14,814.3             7,383.8            7,339.4
--------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
   Subscriber base                                            362.9              126.9               236.0              246.7
   Software                                                 1,226.0              952.1               273.9              322.7
   Access to rights-of-way and other                          121.6               55.5                66.1               68.1
--------------------------------------------------------------------------------------------------------------------------------
                                                            1,710.5            1,134.5               576.0              637.5
--------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
   Spectrum licences(1)                                     3,984.8            1,018.5             2,966.3            2,964.6
--------------------------------------------------------------------------------------------------------------------------------
                                                       $   27,893.4       $   16,967.3        $   10,926.1       $   10,941.5
================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

The following table presents items included in capital expenditures.

                                                                 Three months                            Six months
Periods ended June 30 (millions)                            2006               2005                2006               2005
--------------------------------------------------------------------------------------------------------------------------------
Additions of intangible assets
   - Subject to amortization                           $       31.4        $       48.0       $       49.0       $       86.0
   - With indefinite lives                                      0.5                  --                1.7                8.8
--------------------------------------------------------------------------------------------------------------------------------
                                                       $       31.9        $       48.0       $       50.7       $       94.8
================================================================================================================================

The following table presents items included in capital expenditures.

                                                                 Three months                            Six months
Periods ended June 30 (millions)                            2006               2005                2006               2005
--------------------------------------------------------------------------------------------------------------------------------
Capitalized internal labour costs                      $       82.7        $       74.4       $      151.5       $      138.4
================================================================================================================================


(b)      Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2006, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
--------------------------------------------------------------------------------------------------------------------------------
2006 (balance of year)                                                                                           $      108.7
2007                                                                                                                    145.2
2008                                                                                                                     57.9
2009                                                                                                                     14.2
2010                                                                                                                     11.3



                                                                                                                        15

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------

11       goodwill

Periods ended June 30, 2006 (millions)           Three months        Six months
--------------------------------------------------------------------------------
Balance, beginning of period                      $  3,155.0       $  3,156.9
Goodwill arising from acquisition                       17.5             17.5
Foreign exchange on goodwill of
  self-sustaining foreign operations                    (0.2)            (0.1)
Other                                                     --             (2.0)
--------------------------------------------------------------------------------
Balance, end of period                            $  3,172.3       $  3,172.3
================================================================================

The 2006 goodwill addition, none of which is expected to be deductible for tax purposes, arose from the April 7, 2006, cash acquisition of FSC Internet Corp., operating as Assurent Secure Technologies, a provider of information technology security services and products. The investment was made with a view to the ongoing advancement of the Company's existing suite of security solutions. The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets relative to the earnings capacity of the acquired business. Effective the acquisition date, the acquired company's results are included in the Company's Consolidated Statements of Income and are included in the Company's Wireline segment.

12       long-term debt

(a)   Details of long-term debt

As at ($ in millions)
                                                                                                 JUNE 30,          December 31,
Series                         Rate of interest                         Maturity                   2006                2005
--------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Notes
         U.S. (2)                      7.50%(1)                  June 2007                    $    1,300.7       $    1,354.4
         U.S. (3)                      8.00%(1)                  June 2011                         2,141.4            2,230.6
         CB                            5.00%(1)                  June 2013                           299.6                 --
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   3,741.7            3,585.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facilities   5.27%                      May 2008                             73.5              142.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
            1                         12.00%(1)                  May 2010                             50.0               50.0
            2                         11.90%(1)                  November 2015                       125.0              125.0
            3                         10.65%(1)                  June 2021                           175.0              175.0
            5                          9.65%(1)                  April 2022                          249.0              249.0
            B                          8.80%(1)                  September 2025                      200.0              200.0
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     799.0              799.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. First Mortgage Bonds
            U                         11.50%(1)                  July 2010                            30.0               30.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Notes
            1                          7.10%(1)                  February 2007                        70.0               70.0
--------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 4.1% to 16.0% and maturing on                 10.7               12.5
   various dates up to 2013
--------------------------------------------------------------------------------------------------------------------------------
Other                                                                                                  5.6                6.4
--------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                                     4,730.5            4,644.9
Less - current maturities                                                                          1,376.4                5.0
--------------------------------------------------------------------------------------------------------------------------------
 Long-Term Debt - non-current                                                                 $    3,354.1       $    4,639.9
================================================================================================================================

(1) Interest is payable semi-annually.
(2) Principal face value of notes is U.S.$1,166.5 million (December 31, 2005 - U.S.$1,166.5 million).
(3) Principal face value of notes is U.S.$1,925.0 million (December 31, 2005 - U.S.$1,925.0 million).

                                                                                                                        16

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


(b) TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company's subsidiaries.

     The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

     2007 and 2011 (U.S. Dollar) Notes: In May 2001, the Company publicly issued U.S.$1.3 billion 2007 Notes at a price of U.S.$995.06 per U.S.$1,000.00 of principal and U.S.$2.0 billion 2011 Notes at a price of U.S.$994.78 per U.S.$1,000.00 of principal. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate plus 25 basis points in the case of the 2007 Notes and 30 basis points in the case of the 2011 Notes, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

     2007 and 2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2007 and 2011 (U.S. Dollar) Notes, U.S.$3.1 billion (December 31, 2005 - U.S.$3.1 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed interest rates and fixed economic exchange rates.

     The cross currency interest rate swap agreements contain an optional early termination provision which states that either party could elect to terminate these swap agreements on May 30, 2006, if (i) the highest of the long-term unsecured unsubordinated debt ratings of the Company falls below BBB as determined by Standard & Poor's Rating Services or Baa2 as determined by Moody's Investors Service or (ii) in the case of these two ratings having a difference of two or more rating increments, the lower of the two ratings is below BBB- or Baa3 or (iii) the rating for the Company's counterparties fall below A or A2.

     In contemplation of the planned refinancing of the 2007 (U.S. Dollar) Notes, in May 2006 the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 (Canadian Dollar) Notes (see below); the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 (U.S. Dollar) Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).

     To terminate the previous cross currency interest rate swap agreements, the Company made a payment of $354.6 million, including $14.0 million in respect of hedging of current period interest payments, to the counterparties. The remaining $340.6 million portion of the payment made to the counterparties of the previous cross currency interest rate swap agreements exceeded the associated amount of the deferred hedging liability, such excess being $25.8 million and which will be deferred and amortized over the remainder of the life of the 2007 (U.S. Dollar) Notes.

     The following table sets out the composition of the payments made to the counterparties to the cross currency interest rate swap agreements and the related accounting amounts.


-------------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                            (unaudited)
-------------------------------------------------------------------------------------------------------------------------------


                                                                             At date of early termination of      Amounts to be
                                                                             cross currency interest rate         deferred and
                                                                                    swap agreements               amortized over
                                                                           ----------------------------------     remainder of
                                                                                                  Hedging         life of 2007
                                                                          Amounts paid            amounts         (U.S. Dollar)
(millions)                                                                in advance(1)           recorded          Notes(2)
--------------------------------------------------------------------------------------------------------------------------------
In respect of principal                                                    $      309.4       $      314.8       $       (5.4)
In respect of interest that would have been incurred subsequent to
   termination date and prior to maturity of 2007 (U.S. Dollar) Notes              31.2                 --               31.2
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  340.6              314.8               25.8
In respect of hedge accounting affecting accrued interest to date of
   early termination of cross currency interest rate swap agreements               14.0               14.0                 --
--------------------------------------------------------------------------------------------------------------------------------
                                                                           $      354.6       $      328.8               25.8
===========================================================================================================
                                                                           Amortization for the three-month              (3.1)
                                                                             and six-month periods ended
                                                                             June 30, 2006
                                                                           -----------------------------------------------------
                                                                           Prepaid expense arising from          $       22.7
                                                                             early termination of cross
                                                                             currency interest rate swap
                                                                             agreements, June 30, 2006
                                                                           =====================================================

(1)  Amounts paid in advance represent present value of cash flows, at early termination date, which would have arisen pursuant to early terminated cross currency interest rate swap agreements.
(2)  Had the early terminated cross currency interest rate swap agreements matured in the normal course, the associated period amounts that would have been recorded would equal the future value of the amounts to currently be deferred and amortized (assuming that the associated future exchange and interest rates over the period to maturity of the 2007 (U.S. Dollar) Notes would be equal to those at the date of early termination of the cross currency interest rate swap agreements).


     The weighted average effective fixed interest rates and effective fixed exchange rates arising from the cross currency interest rate swap agreements are summarized in the following table:


As at                                                            June 30, 2006                        December 31, 2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                             Effective
                                                                               fixed
                                                        Effective            exchange                           Effective fixed
                                                           fixed             rate ($:       Effective fixed      exchange rate
                                                       interest rate        U.S.$1.00)       interest rate      ($: U.S.$1.00)
--------------------------------------------------------------------------------------------------------------------------------
2007 (U.S. Dollar) Notes                                     7.046%        $     1.2716             8.109%      $     1.5414
2011 (U.S. Dollar) Notes                                     8.493%        $     1.5327             8.493%      $     1.5327
================================================================================================================================

     The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

     The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements at June 30, 2006, comprised a net deferred hedging liability of $987.2 million, as set out in Note 15(b) (December 31, 2005 - $1,154.3 million). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

     2013 (Canadian Dollar) Notes: In May 2006, the Company publicly issued $300 million 5.00%, Series CB, Notes at a price of $998.80 per $1,000.00 of principal. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 16 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

(c)      Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at June 30, 2006, during each of the five years ending December 31 are as follows:



                                                 Deferred hedging
(millions)                   Principal(1)         liability, net       Total
--------------------------------------------------------------------------------
2006 (balance of year)        $        2.4        $       --       $        2.4
2007                               1,376.1             182.4            1,558.5
2008                                  79.0                --               79.0
2009                                   1.5                --                1.5
2010                                  81.7                --               81.7


(1) Where applicable, principal repayments reflect foreign exchange rates at June 30, 2006.


13     shareholders' equity

(a)  Details of shareholders' equity


                                                               June 30,           December 31,
As at ($ in millions)                                            2006                 2005
-----------------------------------------------------------------------------------------------
Preferred equity
     Authorized                         Amount
       First Preferred Shares       1,000,000,000
       Second Preferred Shares      1,000,000,000
Common equity
   Share capital
     Shares
       Authorized                       Amount
         Common Shares              1,000,000,000
         Non-Voting Shares          1,000,000,000
       Issued
         Common Shares (b)                                   $    2,260.9       $    2,311.6
         Non-Voting Shares (b)                                    3,470.9            3,556.7
-----------------------------------------------------------------------------------------------
                                                                  5,731.8            5,868.3
-----------------------------------------------------------------------------------------------
   Options (c)                                                        5.0                5.9
   Cumulative foreign currency translation adjustment                (6.5)              (7.3)
   Retained earnings                                                949.2              849.7
   Contributed surplus (d)                                          159.6              153.4
-----------------------------------------------------------------------------------------------
Total Shareholders' Equity                                   $    6,839.1       $    6,870.0
===============================================================================================


(b)      Changes in Common Shares and Non-Voting Shares

Periods ended June 30, 2006 ($ in millions)                      Three months                            Six months
------------------------------------------------------------------------------------------------------------------------------
                                                       Number of        Share capital         Number of        Share capital
                                                         shares                                 shares
------------------------------------------------------------------------------------------------------------------------------
Common Shares
   Beginning of period                                181,927,476       $    2,295.5         183,530,655       $    2,311.6
   Common Shares issued pursuant to exercise of
     share options (e)                                     63,678                2.1             243,799                8.4
   Purchase of shares for cancellation pursuant to
     normal course issuer bid (f)                      (2,913,600)             (36.7)         (4,696,900)             (59.1)
------------------------------------------------------------------------------------------------------------------------------
   End of period                                      179,077,554       $    2,260.9         179,077,554       $    2,260.9
------------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares
   Beginning of period                                164,401,202       $    3,515.8         166,566,504       $    3,556.7
   Non-Voting Shares issued pursuant to exercise
     of share options (e)                                 373,620               10.9           1,505,608               40.7
   Non-Voting Shares issued pursuant to use of share
     option award net-equity settlement feature (e)        71,056                0.5             108,266                0.7
   Purchase of shares for cancellation pursuant
     to normal course issuer bid (f)                   (2,643,300)             (56.3)         (5,977,800)            (127.2)
------------------------------------------------------------------------------------------------------------------------------
   End of period                                      162,202,578       $    3,470.9         162,202,578       $    3,470.9
==============================================================================================================================


                                                                                                                     19

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


     Amounts credited to the Common Share capital account upon exercise of share options is cash received. Amounts credited to the Non-Voting Share capital account are comprised as follows:

Periods ended June 30, 2006 (millions)                                                         Three months        Six months
--------------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares issued pursuant to exercising of share options
   Cash received from exercise of share options                                               $       10.5       $       37.4
   Amounts credited to share capital arising from intrinsic value accounting applied to
     former Clearnet Communications Inc. options (c)                                                    --                0.8
  Share option award expense reclassified from contributed surplus upon exercise of share
     options (d)                                                                                       0.4                2.5
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $       10.9       $       40.7
================================================================================================================================

(c)      Options

Upon its acquisition of Clearnet Communications Inc. in 2000, the Company was required to record the intrinsic value of Clearnet Communications Inc. options outstanding at that time. As these options are exercised, the corresponding intrinsic values are reclassified to share capital. As these options are forfeited, or as they expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options are credited to share capital.

(d)      Contributed surplus

The following table presents a summary of the activity related to the Company's contributed surplus for the three-month and six-month periods ended June 30.

Periods ended June 30, 2006 (millions)                                                         Three months        Six months
--------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                                                  $    155.7         $     153.4
Share option award expense recognized in period (Note 8)                                             4.8                 9.3
Share option award expense reclassified to Non-Voting Share capital account upon
   exercise of share options                                                                        (0.4)               (2.5)
Share option award expense reclassified to Non-Voting Share capital account upon use of
   share option award net-equity settlement feature                                                 (0.5)               (0.7)
Amounts credited to contributed surplus arising from intrinsic value accounting applied
   to former Clearnet Communications Inc. options (c)                                                 --                 0.1
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                        $     159.6       $      159.6
================================================================================================================================

(e)      Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.
     The following table presents a summary of the activity related to the Company's share option plans for the three-month and six-month periods ended June 30.

Periods ended June 30, 2006                                      Three months                            Six months
--------------------------------------------------------------------------------------------------------------------------------
                                                          Number of          Weighted           Number of           Weighted
                                                            share         average share           share          average share
                                                           options         option price          options          option price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period                         13,811,470       $      30.12         13,894,601        $      28.14
Granted                                                      24,663              44.63          1,525,582               43.07
Exercised(1)                                               (548,158)             26.23         (1,914,685)              25.29
Forfeited                                                  (116,416)             26.25           (333,939)              25.98
--------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period                               13,171,559       $      30.34         13,171,559        $      30.34
================================================================================================================================

(1) The total intrinsic values of share option awards exercised for the three-month and six-month periods ended June 30, 2006, were $10.6 million and $39.8 million, respectively.

     In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event does not result in the optionees receiving incremental value and therefore modification accounting is not required. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company's discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature.

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


     The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

Periods ended June 30, 2006                                                                  Three months        Six months
--------------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares issued pursuant to exercise of share option awards                           373,620            1,505,608
Non-Voting Shares issued pursuant to use of share option award net-equity settlement
 feature                                                                                        71,056              108,266
Impact of Company choosing to settle share option award exercises using net-equity
   settlement feature                                                                           39,804               57,012
--------------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares issuable pursuant to exercising of share option awards                       484,480            1,670,886
Common Shares issued and issuable pursuant to exercise of share option awards                   63,678              243,799
--------------------------------------------------------------------------------------------------------------------------------
Share option awards exercised                                                                  548,158            1,914,685
================================================================================================================================

     The following is a life and exercise price stratification of the Company's share options outstanding as at June 30, 2006.

Options outstanding(1)                                                                                      Options exercisable
----------------------------------------------------------------------------------------------------------  --------------------
   Range of option prices                                                                           Total               Weighted
                                                                                                            Number of   average
                                                                                                              shares     price
----------------------------------------------------------------------------------------------------------  --------------------
     Low                                    $   5.95   $  9.14   $  14.63   $ 21.99   $  34.88     $  5.95
     High                                   $   8.43   $ 13.56   $  19.92   $ 32.83   $  46.75     $ 46.75
   Year of expiry and number of shares:
----------------------------------------------------------------------------------------------------------
     2006                                      3,272        --         --        --         --       3,272      3,272   $   8.14
     2007                                      2,959     9,362        984   120,266         --     133,571    133,571   $  28.91
     2008                                      3,272        --         --    77,697    136,800     217,769    217,769   $  40.36
     2009                                         --   168,662    873,449   161,849    196,830   1,400,790  1,400,790   $  20.14
     2010                                         --        --    142,777 2,099,683    603,182   2,845,642    962,435   $  31.99
     2011                                         --        --      8,124 2,769,809  2,032,523   4,810,456  3,295,717   $  30.83
     2012                                     24,966    17,933    302,600    75,000  1,812,571   2,233,070    420,499   $  16.83
     2013                                         --        --         --        --  1,526,989   1,526,989         --         --
---------------------------------------------------------------------------------------------------------------------
                                              34,469   195,957  1,327,934 5,304,304  6,308,895  13,171,559  6,434,053   $  28.03
---------------------------------------------------------------------------------------------------------------------
Weighted average remaining contractual life      4.8       3.4        4.2       4.6        5.3         4.9
     (years)
   Weighted average price                   $   8.03   $ 13.06   $  16.06   $ 24.75   $  38.71     $ 30.34
   Aggregate intrinsic value(2) (millions)  $    1.3   $   6.3   $   38.5   $ 108.1   $   41.0     $ 195.2
Options exercisable
----------------------------------------------------------------------------------------------------------
   Number of shares                           34,469   195,957  1,327,934 1,906,358  2,969,335   6,434,053
   Weighted average remaining contractual
     life (years)                                4.8       3.4        4.2       4.6        4.3         4.3
   Weighted average price                   $   8.03   $ 13.06   $  16.06   $ 25.44   $  36.27     $ 28.03
   Aggregate intrinsic value(2) (millions)  $    1.3   $   6.3   $   38.5   $  37.8   $   27.0     $ 110.9

(1) As at June 30, 2006, 12,967,344 share options, with a weighted average remaining contractual life of 4.9 years, a weighted average price of $30.16 and an aggregate intrinsic value of $194.6 million, are vested or were expected to vest.
(2) The aggregate intrinsic value is calculated upon June 30, 2006, per share prices of $46.03 for Common Shares and $45.05 for Non-Voting Shares.

     As at June 30, 2006, 1.3 million Common Shares and 20.4 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

(f) Purchase of shares for cancellation pursuant to normal course issuer bid The Company purchased, for cancellation, Common Shares and Non-Voting Shares pursuant to a normal course issuer bid that runs for a twelve-month period ending December 19, 2006, for up to 12.0 million Common Shares and 12.0 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. As at June 30, 2006, 70,000 Common Shares and 197,000 Non-Voting Shares had been purchased and not yet cancelled.

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

Three-month period ended June 30, 2006 ($ in millions)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             Purchase price
                                                                          ------------------------------------------------------
                                                         Number of                             Charged to         Charged to
                                                          shares              Paid            share capital    retained earnings
--------------------------------------------------------------------------------------------------------------------------------
Common Shares purchased for cancellation
   Prior to beginning of period                           2,417,769       $      113.1        $       30.4       $       82.7
   During current period                                  2,913,600              132.0                36.7               95.3
--------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                       5,331,369       $      245.1        $       67.1       $      178.0
--------------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares purchased for cancellation
   Prior to beginning of period                           3,942,200       $      176.0        $       83.8       $       92.2
   During current period                                  2,643,300              117.4                56.3               61.1
--------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                       6,585,500       $      293.4        $      140.1       $      153.3
--------------------------------------------------------------------------------------------------------------------------------
Common Shares and Non-Voting Shares purchased for
   cancellation
   Prior to beginning of period                           6,359,969       $      289.1        $      114.2       $      174.9
   During current period                                  5,556,900              249.4                93.0              156.4
--------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                      11,916,869       $      538.5        $      207.2       $      331.3
--------------------------------------------------------------------------------------------------------------------------------

Six-month period ended June 30, 2006 ($ in millions)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             Purchase price
                                                                          ------------------------------------------------------
                                                         Number of                             Charged to         Charged to
                                                          shares              Paid            share capital    retained earnings
--------------------------------------------------------------------------------------------------------------------------------
Common Shares purchased for cancellation
   Prior to beginning of period                             634,469       $       29.7        $        8.0       $       21.7
   During current period                                  4,696,900              215.4                59.1              156.3
--------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                       5,331,369       $      245.1        $       67.1       $      178.0
--------------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares purchased for cancellation
   Prior to beginning of period                             607,700       $       27.8        $       12.9       $       14.9
   During current period                                  5,977,800              265.6               127.2              138.4
--------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                       6,585,500       $      293.4        $      140.1       $      153.3
--------------------------------------------------------------------------------------------------------------------------------
Common Shares and Non-Voting Shares purchased for
   cancellation
   Prior to beginning of period                           1,242,169       $       57.5        $       20.9       $       36.6
   During current period                                 10,674,700              481.0               186.3              294.7
--------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                      11,916,869       $      538.5        $      207.2       $      331.3
--------------------------------------------------------------------------------------------------------------------------------

(g)  Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the three-month period and six-month periods ended June 30, 2006, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

     Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

     In respect of Common Share and Non-Voting Share dividends declared during the three-month and six-month periods ended June 30, 2006, $2.3 million (2005 - $2.1 million) and $4.5 million (2005 - $4.0 million), respectively, was to be reinvested in Non-Voting Shares.

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


14       commitments and contingent liabilities

(a) Canadian Radio-television Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

On May 30, 2002, and on July 31, 2002, the Canadian Radio-television and Telecommunications Commission issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, a liability of $163.1 million as at June 30, 2006 (December 31, 2005 - $158.7 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the Canadian Radio-television and Telecommunications Commission, upon its periodic review of the Company's deferral account, disagrees with management's estimates and assumptions, the Canadian Radio-television and Telecommunications Commission may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the Canadian Radio-television and Telecommunications Commission determining if, and when, the deferral account liability is settled.

     On March 24, 2004, the Canadian Radio-television and Telecommunications Commission issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period", which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period.

     On February 16, 2006, the Canadian Radio-television and Telecommunications Commission issued Decision CRTC 2006-9, "Disposition of funds in the deferral account". In its decision the Canadian Radio-television and Telecommunications Commission determined that the majority of the accumulated liability within the respective incumbent local exchange carrier's deferral account was to be made available for initiatives to expand broadband services within their incumbent local exchange carrier operating territories to rural and remote communities where service is currently not available. In addition, a minimum of 5 per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunication services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the Canadian Radio-television and Telecommunications Commission indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

     Due to the Company's use of the liability method of accounting for the deferral account, the Canadian Radio-television and Telecommunications Commission Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's consolidated revenues. Specifically, to the extent that the Canadian Radio-television and Telecommunications Commission Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the income statement effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the three-month and six-month periods ended June 30, 2006, the Company drew down the deferral account by $7.0 million (2005 - $11.4 million) and $19.9 million (2005 - $29.8 million), respectively, in respect of discounts on Competitor Digital Network services.

(b) Guarantees

Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

     Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

     The Company has guaranteed third parties' financial obligations as part of a facility naming rights agreement. The guarantees, in total, run through to August 31, 2008, on a declining-balance basis and are of limited recourse.

     As at June 30, 2006, the Company has no liability recorded in respect of the aforementioned performance guarantees.

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


Financial guarantees:

     In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at June 30, 2006, the Company has a liability of $0.5 million (December 31, 2005 - $0.5 million) recorded in respect of these lease guarantees.

     The following table quantifies the maximum undiscounted guarantee amounts as at June 30, 2006, without regard for the likelihood of having to make such payment.

                                Performance       Financial
(millions)                      guarantees(1)     guarantees(1)       Total
--------------------------------------------------------------------------------
2006                           $      2.4        $       0.9       $      3.3
2007                                  1.0                0.5              1.5
2008                                  0.5                0.2              0.7

(1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

     Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

     In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable Canadian Radio-television and Telecommunications Commission regulatory requirements. The Company's proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the Canadian Radio-television and Telecommunications Commission take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

     As at June 30, 2006, the Company has no liability recorded in respect of indemnification obligations.

(c)      Claims and lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.

     Pay equity: On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. As a term of the settlement between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in the collective agreement effective November 20, 2005, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new collective agreement; the Telecommunications Workers Union withdrew and discontinued this complaint on December 21, 2005. During the first quarter of 2006, the Canadian Human Rights Commission advised the Company that it accepted this settlement and that it would close its file on the complaint.

     TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union's desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

     Uncertified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have also been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions. On July 18, 2006, the Saskatchewan court declined to certify the action as a class action, but granted the plaintiffs leave to renew their application in order to further address certain statutory requirements respecting class actions. The Company believes that it has good defences to the action. Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


15       additional financial information

(a)      Income statement

                                                    Three months                            Six months
Periods ended June 30 (millions)               2006               2005                2006               2005
-------------------------------------------------------------------------------------------------------------------
Operations expense(1):
   Cost of sales and service              $      668.2        $      617.6       $    1,328.6       $    1,234.1
   Selling, general and administrative           539.2               528.5            1,079.9            1,021.1
-------------------------------------------------------------------------------------------------------------------
                                          $    1,207.4        $    1,146.1       $    2,408.5       $    2,255.2
-------------------------------------------------------------------------------------------------------------------
Advertising expense                       $       56.1        $       43.3       $      110.1       $       80.3
-------------------------------------------------------------------------------------------------------------------

(1) Cost of sales and service include cost of goods sold and costs to operate and maintain access to and usage of the Company's telecommunication infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.
         Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.


--------------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                                (unaudited)
--------------------------------------------------------------------------------------------------------------------------------


(b)      Balance sheet

                                                                                                 June 30,         December 31,
As at (millions)                                                                                   2006               2005
--------------------------------------------------------------------------------------------------------------------------------
Accounts receivable
   Customer accounts receivable                                                               $      306.6       $      451.1
   Accrued receivables - customer                                                                    155.6              113.2
   Allowance for doubtful accounts                                                                   (52.6)             (57.2)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     409.6              507.1
   Accrued receivables - other                                                                        98.9               94.3
   Other                                                                                               5.6                8.9
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $      514.1       $      610.3
================================================================================================================================
Prepaid expense and other
   Prepaid expenses                                                                           $      165.4       $       87.7
   Deferred customer activation and connection costs                                                  61.1               66.4
   Deferred hedging asset (Note 12(b))                                                                 4.5                 --
   Prepaid expense arising from early termination of cross
     currency interest rate swap agreements (Note 12(b))                                              22.7                 --
   Other                                                                                              40.8                0.6
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $      294.5       $      154.7
================================================================================================================================
Deferred charges
   Recognized transitional pension assets and pension plan
     contributions in excess of charges to income                                             $      770.9       $      687.9
   Deferred customer activation and connection costs                                                 111.1              104.4
   Cost of issuing debt securities, less amortization                                                 22.2               23.5
   Other                                                                                              21.1               34.4
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $      925.3       $      850.2
================================================================================================================================
Accounts payable and accrued liabilities
   Accrued liabilities                                                                        $      483.6       $      508.6
   Payroll and other employee-related liabilities                                                    390.5              388.7
   Asset retirement obligations                                                                        4.1                4.1
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     878.2              901.4
   Trade accounts payable                                                                            340.1              394.4
   Interest payable                                                                                   53.0               54.8
   Deferred hedging liability (Note 12(b))                                                           186.9                 --
   Other                                                                                              50.9               43.1
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $    1,509.1       $    1,393.7
--------------------------------------------------------------------------------------------------------------------------------
Advance billings and customer deposits
   Advance billings                                                                           $      338.6       $      322.4
   Regulatory deferral accounts (Note 14(a))                                                         163.1              158.7
   Deferred customer activation and connection fees                                                   61.1               66.4
   Customer deposits                                                                                  19.8               24.3
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $      582.6       $      571.8
================================================================================================================================
Other Long-Term Liabilities
   Deferred hedging liability (Note 12(b))                                                    $      804.8       $    1,154.3
   Pension and other post-retirement liabilities                                                     193.8              189.1
   Other                                                                                              95.4               77.5
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1,094.0            1,420.9
   Deferred customer activation and connection fees                                                  111.1              104.4
   Deferred gain on sale-leaseback of buildings                                                       76.3               81.1
   Asset retirement obligations                                                                       28.9               28.9
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $    1,310.3       $    1,635.3
================================================================================================================================


                                                                                                                         26

--------------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                                (unaudited)
--------------------------------------------------------------------------------------------------------------------------------


(c)      Supplementary cash flow information

                                                                 Three months                            Six months
Periods ended June 30 (millions)                            2006               2005                2006               2005
--------------------------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital
   Accounts receivable                                 $       97.5        $       28.9       $       97.5       $       26.7
   Inventories                                                 35.2               (18.0)              23.0                4.3
   Prepaid expenses and other                                 (28.6)              (13.6)            (117.1)             (76.0)
   Accounts payable and accrued liabilities                   (29.4)              (29.9)             (74.5)              93.0
   Income and other taxes receivable and payable, net         (11.1)               26.7              101.3              (13.5)
   Advance billings and customer deposits                       7.2                14.2               10.8               14.9
--------------------------------------------------------------------------------------------------------------------------------
                                                       $       70.8        $        8.3       $       41.0       $       49.4
================================================================================================================================


                                                                 Three months                            Six months
Periods ended June 30 (millions)                            2006               2005                2006               2005
--------------------------------------------------------------------------------------------------------------------------------
Interest (paid)
   Amount (paid) in respect of interest expense        $     (240.3)       $     (293.8)      $     (253.4)      $     (306.9)
   Interest related portion of cross currency
     interest rate swap agreement termination
     payments (Note 12(b))                                    (31.2)                 --              (31.2)                --
--------------------------------------------------------------------------------------------------------------------------------
                                                       $     (271.5)       $     (293.8)      $     (284.6)      $     (306.9)
================================================================================================================================


16       employee future benefits

(a)    Defined benefit plans
The Company's net defined benefit plan costs were as follows:

Three-month periods ended June 30
(millions)                                                    2006                                       2005
-----------------------------------------------------------------------------------  -------------------------------------------
                                             Incurred      Matching      Recognized      Incurred      Matching      Recognized
                                             in period    adjustments(1)  in period      in period     adjustments(1)in period
-----------------------------------------------------------------------------------  -------------------------------------------
Pension benefit plans
   Current service cost (employer portion)   $   24.3      $     --      $   24.3       $   17.1       $     --      $   17.1
   Interest cost                                 79.0            --          79.0           79.9             --          79.9
   Return on plan assets                        195.0        (306.3)       (111.3)        (185.2)          87.2         (98.0)
   Past service costs                              --           0.1           0.1             --            0.1           0.1
   Actuarial loss (gain)                         10.5            --          10.5            5.1             --           5.1
   Valuation allowance provided against
     accrued benefit asset                         --           6.5           6.5             --            6.3           6.3
   Amortization of transitional asset              --         (11.2)        (11.2)            --          (11.2)        (11.2)
-----------------------------------------------------------------------------------  -------------------------------------------
                                             $  308.8      $ (310.9)     $   (2.1)      $  (83.1)      $   82.4      $   (0.7)
===================================================================================  ===========================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


Six-month periods ended June 30
(millions)                                                    2006                                       2005
-----------------------------------------------------------------------------------  ------------------------------------------
                                             Incurred      Matching      Recognized      Incurred      Matching      Recognized
                                             in period   adjustments(1)  in period       in period     adjustments(1)in period
-----------------------------------------------------------------------------------  -------------------------------------------
Pension benefit plans
   Current service cost (employer portion)   $   48.6      $      --      $   48.6       $   34.2       $     --      $   34.2
   Interest cost                                157.9             --         157.9          159.7             --         159.7
   Return on plan assets                        (72.1)        (150.5)       (222.6)        (308.1)         112.0        (196.1)
   Past service costs                              --            0.3           0.3             --            0.3           0.3
   Actuarial loss (gain)                         21.0             --          21.0           10.1             --          10.1
   Valuation allowance provided against
     accrued benefit asset                         --           13.0          13.0             --           12.7          12.7
   Amortization of transitional asset              --          (22.4)        (22.4)            --          (22.4)        (22.4)
--------------------------------------------------------------------------------------------------------------------------------
                                             $  155.4      $  (159.6)     $   (4.2)      $ (104.1)      $  102.6      $   (1.5)
================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


                                                                                                                          27

--------------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                                (unaudited)
--------------------------------------------------------------------------------------------------------------------------------


Three-month periods ended June 30
(millions)                                                    2006                                       2005
------------------------------------------------------------------------------------  ------------------------------------------
                                             Incurred      Matching      Recognized      Incurred      Matching      Recognized
                                             in period     adjustments(1)in period       in period     adjustments(1)in period
------------------------------------------------------------------------------------  ------------------------------------------
Other benefit plans
   Current service cost (employer portion)   $    0.9      $      --      $    0.9       $    0.9       $      --      $    0.9
   Interest cost                                  0.4             --           0.4            0.4              --           0.4
   Return on plan assets                         (0.6)          (0.1)         (0.7)          (0.6)           (0.1)         (0.7)
   Actuarial loss (gain)                         (0.4)            --          (0.4)          (0.4)             --          (0.4)
   Amortization of transitional obligation         --            0.2           0.2             --             0.2           0.2
--------------------------------------------------------------------------------------------------------------------------------
                                             $    0.3      $     0.1      $    0.4       $    0.3       $     0.1      $    0.4
================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


Six-month periods ended June 30
(millions)                                                    2006                                       2005
------------------------------------------------------------------------------------  ------------------------------------------
                                             Incurred      Matching      Recognized      Incurred      Matching      Recognized
                                             in period     adjustments(1)in period       in period     adjustments(1)in period
------------------------------------------------------------------------------------  ------------------------------------------
Other benefit plans
   Current service cost (employer portion)   $    1.8      $     --      $    1.8       $    3.7       $     --      $    3.7
   Interest cost                                  0.9            --           0.9            0.9             --           0.9
   Return on plan assets                         (1.2)         (0.1)         (1.3)          (1.2)          (0.1)         (1.3)
   Actuarial loss (gain)                         (0.9)           --          (0.9)          (1.1)            --          (1.1)
   Amortization of transitional obligation         --           0.4           0.4             --            0.4           0.4
--------------------------------------------------------------------------------------------------------------------------------
                                             $    0.6      $    0.3      $    0.9       $    2.3       $    0.3      $    2.6
================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b)     Employer contributions

The best estimate of fiscal 2006 employer contributions to the Company's defined benefit pension plans has been revised to approximately $122 million (the best estimate at December 31, 2005, was $114 million).

(c)     Defined contribution plans

The Company's total defined contribution pension plan costs recognized were as follows:

                                                                 Three months                            Six months
Periods ended June 30 (millions)                            2006               2005                2006               2005
--------------------------------------------------------------------------------------------------------------------------------
Union pension plan and public service pension plan     $        7.4        $        9.0       $       16.1       $       19.7
   contributions
Other defined contribution pension plans                        3.8                 3.4                8.7                7.1
--------------------------------------------------------------------------------------------------------------------------------
                                                       $       11.2        $       12.4       $       24.8       $       26.8
================================================================================================================================

17        segmented information

The Company's reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company's Chief Executive
Officer (the Company's chief operating decision maker).

                                                                                                                        28


--------------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                                (unaudited)
--------------------------------------------------------------------------------------------------------------------------------

Three-month periods ended
June 30                             Wireline                  Wireless               Eliminations              Consolidated
(millions)                      2006        2005          2006        2005         2006        2005          2006       2005
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues
  External revenue            $1,189.9    $1,216.5      $ 945.3     $ 802.0      $     --    $    --      $2,135.2   $2,018.5
  Intersegment revenue            24.8        21.2          5.2         5.7         (30.0)     (26.9)           --         --
--------------------------------------------------------------------------------------------------------------------------------
                               1,214.7     1,237.7        950.5       807.7         (30.0)     (26.9)      2,135.2     2,018.5
--------------------------------------------------------------------------------------------------------------------------------
Operating expenses
  Operations expense             728.6       731.8        508.8       441.2         (30.0)     (26.9)      1,207.4     1,146.1
  Restructuring and
    work-force reduction
    costs                         29.8         7.4          0.9          --             --        --          30.7         7.4
--------------------------------------------------------------------------------------------------------------------------------
                                 758.4       739.2        509.7       441.2         (30.0)     (26.9)      1,238.1     1,153.5
--------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)                     $  456.3    $  498.5      $ 440.8     $ 366.5      $      --    $   --       $ 897.1    $  865.0
--------------------------------------------------------------------------------------------------------------------------------
CAPEX(2)                      $  311.4    $  293.9      $ 147.4     $ 114.8      $      --    $   --       $ 458.8    $  408.7
--------------------------------------------------------------------------------------------------------------------------------
EBITDA less CAPEX             $  144.9    $  204.6      $ 293.4     $ 251.7      $      --    $   --       $ 438.3    $  456.3
--------------------------------------------------------------------------------------------------------------------------------
                                                                              EBITDA (from above)          $ 897.1    $  865.0
                                                                              Depreciation                   335.2       330.9
                                                                              Amortization                    46.9        68.2
                                                                              --------------------------------------------------
                                                                              Operating income               515.0       465.9
                                                                              Other expense, net               9.6         0.5
                                                                              Financing costs                127.5       168.2
                                                                              --------------------------------------------------
                                                                              Income before income taxes     377.9       297.2
                                                                                and non-controlling
                                                                                interests
                                                                              Income taxes                    18.7       106.0
                                                                              Non-controlling interests        2.6         1.7
                                                                              --------------------------------------------------
                                                                              Net income                   $ 356.6    $  189.5
                                                                              ==================================================


Six-month periods ended
June 30                             Wireline                  Wireless               Eliminations              Consolidated
(millions)                      2006        2005          2006        2005         2006        2005          2006       2005
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues
  External revenue            $2,388.5    $2,438.7      $1,827.2    $1,554.5     $      --    $   --      $4,215.7    $3,993.2
  Intersegment revenue            48.3        43.8         11.1        11.5         (59.4)     (55.3)           --          --
--------------------------------------------------------------------------------------------------------------------------------
                               2,436.8     2,482.5      1,838.3     1,566.0         (59.4)     (55.3)      4,215.7     3,993.2
--------------------------------------------------------------------------------------------------------------------------------
Operating expenses
  Operations expense           1,469.0     1,448.4        998.9       862.1         (59.4)     (55.3)      2,408.5     2,255.2
  Restructuring and
    work-force reduction
    costs                         44.7        16.8          2.7          --            --          --         47.4        16.8
--------------------------------------------------------------------------------------------------------------------------------
                               1,513.7     1,465.2      1,001.6       862.1         (59.4)     (55.3)       2,455.9    2,272.0
--------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)                     $  923.1    $1,017.3      $ 836.7     $ 703.9      $     --    $    --       $1,759.8   $1,721.2
--------------------------------------------------------------------------------------------------------------------------------
CAPEX(2)                      $  570.4    $  507.5      $ 208.9     $ 174.4      $     --    $    --        $ 779.3    $ 681.9
-------------------------------------------------------------------------------------------------------------------------------
EBITDA less CAPEX             $  352.7    $  509.8      $ 627.8     $ 529.5      $     --    $    --        $ 980.5   $1,039.3
--------------------------------------------------------------------------------------------------------------------------------
                                                                              EBITDA (from above)          $1,759.8   $1,721.2
                                                                              Depreciation                    674.4      660.8
                                                                              Amortization                    110.8      140.5
                                                                              --------------------------------------------------
                                                                              Operating income               974.6       919.9
                                                                              Other expense, net              13.9         2.0
                                                                              Financing costs                254.5       306.6
                                                                              --------------------------------------------------
                                                                              Income before income taxes     706.2       611.3
                                                                                and non-controlling
                                                                                interests
                                                                              Income taxes                   134.8       176.3
                                                                              Non-controlling interests        4.7         3.3
                                                                              --------------------------------------------------
                                                                              Net income                   $ 566.7    $  431.7
                                                                              ==================================================

(1)  Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a non-GAAP measure and is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)  Total capital expenditures ("CAPEX").
                                                                                                                         29

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
--------------------------------------------------------------------------------



18 differences between Canadian and United States generally accepted accounting principles

 The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:


                                                                 Three months                            Six months
Periods ended June 30 (millions except per share
   amounts)                                                 2006               2005                2006               2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                          (restated - (b))                       (restated - (b))

Net income in accordance with Canadian GAAP            $      356.6       $      189.5        $      566.7       $     431.7
Adjustments:
   Operating expenses
     Operations (b)                                            (4.3)              (4.3)               (8.5)             (8.5)
     Amortization of intangible assets (c)                    (12.6)             (20.4)              (25.7)            (40.9)
   Financing costs (e)                                            --               3.6                   --              4.5
   Accounting for derivatives (f)                              (2.4)               1.3                (0.6)              4.7
   Taxes on the above adjustments and tax rate
     changes (g)                                               62.2                7.9                67.5              15.0
-------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP                       399.5              177.6               599.4             406.5
Other comprehensive income (loss) (h)
   Foreign currency translation adjustment                      0.1                1.2                 0.8              (1.9)
   Change in unrealized fair value of derivatives
     designated as cash flow hedges                            59.2               (2.8)               36.1            (111.2)
   Change in minimum pension liability                         (1.5)              (0.6)               (2.9)             (1.3)
-------------------------------------------------------------------------------------------------------------------------------
                                                               57.8               (2.2)               34.0            (114.4)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive income in accordance with U.S. GAAP      $      457.3       $      175.4        $      633.4       $     292.1
================================================================================================================================
Net income in accordance with U.S. GAAP per Common
   Share and Non-Voting Share
   - Basic                                             $       1.16       $       0.50        $       1.73       $      1.13
   - Diluted                                           $       1.15       $       0.49        $       1.71       $      1.12


     The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:


                                                                                                         Six months
Periods ended June 30 (millions)                                                                   2006               2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 (restated - (b))
Schedule of retained earnings (deficit) under U.S. GAAP
   Balance at beginning of period                                                             $     (785.5)      $     (590.2)
   Transitional amount for share-based compensation arising from share option awards (b)                --             (185.5)
--------------------------------------------------------------------------------------------------------------------------------
   Adjusted opening balance                                                                         (785.5)            (775.7)
   Net income in accordance with U.S. GAAP                                                           599.4              406.5
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (186.1)            (369.2)
   Common Share and Non-Voting Share dividends paid, or payable, in cash                            (190.7)            (143.9)
   Purchase of Common Shares and Non-Voting Shares in excess of stated capital                      (202.6)            (138.5)
   Adjustment to purchase of share option awards not in excess of their fair value                     2.1                  --
--------------------------------------------------------------------------------------------------------------------------------
   Balance at end of period                                                                   $     (577.3)      $     (651.6)
================================================================================================================================


                                                                                                                           30

--------------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                                (unaudited)
--------------------------------------------------------------------------------------------------------------------------------


     The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

As at (millions)                                                                                June 30,           December 31,
                                                                                                  2006                 2005
--------------------------------------------------------------------------------------------------------------------------------
Current Assets                                                                                $      948.7       $    1,242.5
Capital Assets
   Property, plant, equipment and other                                                            7,383.8            7,339.4
   Intangible assets subject to amortization                                                       2,208.0            2,295.2
   Intangible assets with indefinite lives                                                         2,966.3            2,964.6
Goodwill                                                                                           3,574.8            3,575.5
Other Assets                                                                                         763.3              736.3
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $   17,844.9       $   18,153.5
--------------------------------------------------------------------------------------------------------------------------------
Current Liabilities                                                                           $    3,600.2       $    2,027.5
Long-Term Debt                                                                                     3,354.1            4,639.9
Other Long-Term Liabilities                                                                        1,604.0            2,024.9
Deferred Income Taxes                                                                              1,217.6            1,410.8
Non-Controlling Interest                                                                              25.3               25.6
Shareholders' Equity                                                                               8,043.7            8,024.8
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $   17,844.9       $   18,153.5
================================================================================================================================


     The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and
 U.S. GAAP:

                                                                       Shareholders' Equity
                                   ----------------------------------------------------------------------------------------------
                                                                                 Cumulative   Accumulated
                                                                                   foreign      other
                                                          Options     Retained   currency   comprehensive
                                   Common     Non-Voting   and         earnings  translation   income      Contributed
As at June 30, 2006 (millions)     Shares      Shares     warrants    (deficit)  adjustment    (loss)      surplus     Total
---------------------------------------------------------------------------------------------------------------------------------
Under Canadian GAAP                $2,260.9    $3,470.9    $   5.0     $   949.2    $  (6.5)   $      --    $  159.6    $6,839.1
Adjustments:
  Merger of BC TELECOM and TELUS
    (a), (c), (d)                   1,778.0     1,026.9          --     (1,388.0)        --           --          --     1,416.9
  Share-based compensation (b)          8.4        57.2          --       (134.0)        --           --        68.4          --
  Acquisition of Clearnet
    Communications Inc.
    Goodwill (d)                         --       131.4          --         (7.9)        --           --          --       123.5
    Convertible debentures               --        (2.9)         --          4.1         --           --        (1.2)         --
  Accounting for derivatives (f)         --          --          --         (0.7)        --           --          --        (0.7)
  Accumulated other
    comprehensive income
    (loss) (h)                           --          --          --           --        6.5      (341.6)          --      (335.1)
---------------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP                    $4,047.3    $4,683.5    $    5.0     $(577.3)    $    --    $ (341.6)   $  226.8    $8,043.7
=================================================================================================================================



                                                              Shareholders' Equity (restated - (b))
                                   -----------------------------------------------------------------------------------------------
                                                                                 Cumulative  Accumulated
                                                                      Retained    foreign      other
                                                           Options    earnings   currency    comprehensive
                                    Common     Non-Voting    and     (deficit)  translation    income      Contributed
As at December 31, 2005(millions)  Shares(b)   Shares(b)   warrants      (b)     adjustment    (loss)       surplus(b)   Total
----------------------------------------------------------------------------------------------------------------------------------

Under Canadian GAAP                $2,311.6    $3,556.7    $   5.9     $  849.7   $  (7.3)   $     --     $  153.4     $6,870.0
Adjustments:
  Merger of BC TELECOM and TELUS
    (a), (c) - (e)                  1,824.8     1,069.0          --    (1,493.9)       --          --           --      1,399.9
  Share-based compensation (b)          7.4        50.3          --      (137.2)       --          --         79.5           --
  Acquisition of Clearnet
    Communications Inc.
    Goodwill (d)                         --       131.4          --        (7.9)       --          --           --        123.5
    Convertible debentures               --        (2.9)         --         4.1        --          --         (1.2)          --
  Accounting for derivatives (f)         --          --          --        (0.3)       --          --           --         (0.3)
  Accumulated other
    comprehensive income
    (loss) (h)                           --          --          --          --       7.3      (375.6)          --       (368.3)
----------------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP                    $4,143.8    $4,804.5    $   5.9     $ (785.5)  $    --    $ (375.6)    $  231.7     $8,024.8
==================================================================================================================================


                                                                                                                          31

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------



(a)  Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b)  Operating expenses - Operations

                                       Three months              Six months
Periods ended June 30 (millions)     2006         2005         2006      2005
--------------------------------------------------------------------------------
Future employee benefits          $  (4.3)   $     (4.3) $    (8.5)    $  (8.5)
================================================================================

Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

     Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001. The Canadian GAAP disclosures for share-based compensation awards are set out in Note 8.

     Effective January 1, 2006, U.S. GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 1994. Prior to the adoption of the fair value method of accounting, the intrinsic value based method was used to account for share option awards granted to employees. The Company has selected the modified-retrospective transition method and such method results in share option award expense being recognized in net income in accordance with U.S. GAAP in fiscal years prior to 2006. The share option award expense that is recognized in fiscal years subsequent to 2005 is in respect of share option awards granted after 1994 and vesting in fiscal periods subsequent to 2005.

     As the Company has selected the modified-retrospective transition method, it must disclose the impact on net income in accordance with U.S. GAAP, and net income in accordance with U.S. GAAP per Common Share and Non-Voting Share, as if the fair value based method of accounting for the share-based compensation had been applied in the comparative period.

     On a prospective basis, commencing January 1, 2006, this will result in there no longer being a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

     The application of the modified-retrospective transition method had the following effect on comparative net income amounts presented:


Periods ended June 30, 2005 (millions except per share amounts)         Three months        Six months
---------------------------------------------------------------------------------------------------------
 Net income in accordance with U.S. GAAP
   As previously reported                                              $      179.7       $      412.8
     Deduct: Share-based compensation arising
     from share option awards determined under
     fair value based method for all awards(1)                                 (2.1)              (6.3)
---------------------------------------------------------------------------------------------------------
   As currently reported                                               $      177.6       $      406.5
=========================================================================================================
Net income in accordance with U.S. GAAP per
 Common Share and Non-Voting Share
   Basic
     As previously reported (using intrinsic value method)             $       0.50       $       1.15
     As currently reported (using fair value method)                   $       0.50       $       1.13
   Diluted
     As previously reported (using intrinsic value method)             $       0.50       $       1.14
     As currently reported (using fair value method)                   $       0.49       $       1.12

(1) The effect of the fair value method of accounting for share-based compensation arising from share option awards on income before income taxes and non-controlling interest and net income does not differ. Further, the fair value method of accounting for share-based compensation arising from share option awards does not affect cash flows from operating activities nor does it affect cash flows from financing activities.

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


     To reflect the fair value of share option awards granted subsequent to 1994, and vesting prior to 2006, certain components of shareholders' equity, reflecting the application of U.S. GAAP, as at December 31, 2005, have been restated as follows:

                                                                       Shareholders' Equity-df
                                   ----------------------------------------------------------------------------------------------
                                                                                           Accumulated
                                                                                             other
                                                                  Options     Retained    comprehensive
                                        Common     Non-Voting       and         earnings     income        Contributed
(millions)                              Shares      Shares        warrants    (deficit)      (loss)         surplus        Total
----------------------------------------------------------------------------------------------------------------------------------
Cumulative transition adjustment
  for share-based compensation
  arising from share option
  awards granted in fiscal years
  ending December 31:
    2002 and 2003 (total Canadian
      GAAP transitional amounts)        $   --     $    0.4     $      --     $  (25.1)    $       --     $   24.7      $    --
    2004 and 2005                           --         25.7            --        (33.3)            --          7.6           --
---------------------------------------------------------------------------------------------------------------------------------
 Total Canadian GAAP amounts                --         26.1            --        (58.4)            --         32.3           --
  recognized as at December 31, 2005
 Cumulative transition adjustment for
  share-based compensation (and
  associated effects) arising from
  share option awards granted in
  fiscal years ending December 31,
  1995 through 2001, inclusive(1)          7.4         50.3            --       (137.2)            --         79.5           --
---------------------------------------------------------------------------------------------------------------------------------
 Total U.S. GAAP transitional              7.4         76.4            --       (195.6)            --        111.8           --
  amounts
 December 31, 2005, U.S. GAAP
  amounts, as previously reported      4,136.4      4,728.1          5.9        (589.9)       (375.6)        119.9      8,024.8
---------------------------------------------------------------------------------------------------------------------------------
 January 1, 2006, U.S. GAAP amounts   $4,143.8     $4,804.5     $    5.9     $  (785.5)    $  (375.6)    $   231.7    $ 8,024.8
=================================================================================================================================

(1) As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

     To reflect the fair value of option awards granted subsequent to 1994, and vesting prior to 2005, certain components of shareholders' equity, reflecting the application of U.S. GAAP, as at December 31, 2004, have been restated as follows:

                                                                       Shareholders' Equity-df
                                   ----------------------------------------------------------------------------------------------
                                                                                           Accumulated
                                                                                             other
                                                                  Options     Retained    comprehensive
                                        Common     Non-Voting       and         earnings     income        Contributed
(millions)                              Shares      Shares        warrants    (deficit)      (loss)         surplus        Total
----------------------------------------------------------------------------------------------------------------------------------
 Cumulative transition adjustment
  for share-based compensation
  arising from share option awards
  granted in fiscal years ending
  December 31:
     2002 and 2003 (total Canadian
        GAAP transitional amounts)       $   --     $    0.4     $     --     $  (25.1)    $      --     $    24.7    $      --
     2004                                    --         14.7           --        (19.1)           --           4.4           --
----------------------------------------------------------------------------------------------------------------------------------
 Total Canadian GAAP amounts                 --         15.1           --        (44.2)           --          29.1           --
  recognized as at December 31, 2004

 Cumulative transition adjustment
  for share-based compensation (and
  associated effects) arising from
  share option awards granted in
  fiscal years ending December 31,
  1995 through 2001, inclusive(1)           3.4         10.5           --       (141.3)           --         127.4           --
----------------------------------------------------------------------------------------------------------------------------------
 Total U.S. GAAP transitional               3.4         25.6           --       (185.5)           --         156.5           --
   amounts
 December 31, 2004, U.S. GAAP
   amounts, as previously reported      4,341.0      4,700.8         27.7       (590.2)       (249.2)        119.9      8,350.0
----------------------------------------------------------------------------------------------------------------------------------
 January 1, 2005, U.S. GAAP amounts    $4,344.4     $4,726.4     $   27.7     $ (775.7)    $  (249.2)    $   276.4    $ 8,350.0
==================================================================================================================================

(1) As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

                                                                                                                            33

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

(c)    Operating expenses - Amortization of intangible assets

As TELUS' intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

     The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:


                                                                   Accumulated
                                                   Cost           Amortization             Net Book Value
------------------------------------------------------------------------------------------------------------------
As at (millions)                                                                     June 30,         December 31,
                                                                                       2006               2005
------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
   Subscribers - wireline                     $    1,950.0       $    318.0        $   1,632.0       $  1,654.2
   Subscribers - wireless                            250.0            250.0                 --              3.5
------------------------------------------------------------------------------------------------------------------
                                                   2,200.0            568.0            1,632.0          1,657.7
------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
   Spectrum licences(1)                            1,833.3          1,833.3                 --                --
------------------------------------------------------------------------------------------------------------------
                                              $    4,033.3       $  2,401.3        $   1,632.0       $  1,657.7
==================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

     Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2006, for each of the next five fiscal years is as follows:


Years ending December 31 (millions)
--------------------------------------------------------------------------------
2006 (balance of year)                                           $      133.7
2007                                                                    195.3
2008                                                                    108.0
2009                                                                     64.3
2010                                                                     61.4

(d)      Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

     Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)      Financing costs

Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different from TELUS' interest expense based on underlying cost (book value). As of December 31, 2005, the amortization of this difference had been completed.

(f)      Accounting for derivatives

Under U.S. GAAP, all derivatives need to be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income (see (h)).

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


(g)      Income taxes

                                                    Three months                            Six months
Periods ended June 30 (millions)               2006               2005                2006               2005
-------------------------------------------------------------------------------------------------------------------
 Current                                  $       (6.7)       $        2.7       $       (3.7)      $      (18.7)
 Deferred                                        (36.8)               95.4               71.0              180.0
--------------------------------------------------------------------------------------------------------------------
                                                 (43.5)               98.1               67.3              161.3
 Investment Tax Credits                          (12.6)                  --             (12.6)                --
-------------------------------------------------------------------------------------------------------------------
                                          $      (56.1)       $       98.1       $       54.7       $      161.3
=====================================================================================================================

     The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:


Three-month periods ended June 30  ($ in millions)                 2006                                   2005
---------------------------------------------------------------------------------------------------------------------
 Basic blended federal and provincial tax at           $    115.1            33.3%       $     95.6         34.5%
   statutory income tax rates
 Revaluation of deferred income tax liability for
   change in statutory income tax rates                    (162.7)                               --
 Share option award compensation                              1.6                               0.8
 Tax rate differential on, and consequential
   adjustments from, reassessment of prior year tax
   issues                                                     1.3                                --
 Investment Tax Credits                                      (8.4)                               --
 Other                                                       (0.1)                             (2.2)
---------------------------------------------------------------------------------------------------------------------
                                                            (53.2)         (15.4)%             94.2         33.1%
Large corporations tax                                       (2.9)                              3.9
---------------------------------------------------------------------------------------------------------------------
 U.S. GAAP income tax expense (recovery)               $    (56.1)         (16.3)%       $     98.1         34.5%
=====================================================================================================================



Six-month periods ended June 30  ($ in millions)                   2006                            2005
---------------------------------------------------------------------------------------------------------------------
 Basic blended federal and provincial tax at           $    221.3           33.6%       $    197.4          34.5%
   statutory income tax rates
 Revaluation of deferred income tax liability for
   change in statutory income tax rates                    (162.7)                              --
 Share option award compensation                              3.1                              2.1
 Tax rate differential on, and consequential
   adjustments from, reassessment of prior year tax
   issues                                                     1.0                            (11.3)
 Change in estimates of available deductible
   differences in prior years                                  --                            (36.0)
 Investment Tax Credits                                      (8.4)                              --
 Other                                                        0.4                               --
-------------------------------------------------------------------------------------------------------------------
                                                             54.7            8.3%            152.2          26.2%
Large corporations tax                                          --                             9.1
-------------------------------------------------------------------------------------------------------------------
 U.S. GAAP income tax expense (recovery)               $     54.7            8.3%       $    161.3          27.7%
=====================================================================================================================

(h) Additional disclosures required under U.S. GAAP - Comprehensive income
U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP prior to fiscal periods beginning on or after January 1, 2007.


----------------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                                  (unaudited)
----------------------------------------------------------------------------------------------------------------------------------


Three-month periods ended
June 30 (millions)                             2006                                                   2005
-----------------------------------------------------------------------------   --------------------------------------------------
                                         Unrealized                                           Unrealized
                            Cumulative     fair                                 Cumulative    fair value
                             foreign      value of                               foreign         of
                             currency    derivative      Minimum                 currency     derivative      Minimum
                           translation   cash flow       pension                translation    cash flow      pension
                            adjustment     hedges       liability      Total    adjustment      hedges       liability    Total
----------------------------------------------------------------------------------------------------------------------------------
Amount arising             $     0.1     $    91.2     $    (2.2)   $   89.1   $    1.2       $  (4.2)     $   (1.0)    $ (4.0)
Income tax expense
(recovery)                        --          32.0          (0.7)       31.3         --          (1.4)         (0.4)      (1.8)
----------------------------------------------------------------------------------------------------------------------------------
Net                              0.1          59.2          (1.5)       57.8        1.2          (2.8)         (0.6)      (2.2)
Accumulated other
  comprehensive income
  (loss), beginning
  of period                     (6.6)       (223.7)       (169.1)     (399.4)      (5.3)       (229.5)       (126.6)    (361.4)
----------------------------------------------------------------------------------------------------------------------------------
Accumulated other
  comprehensive
  income (loss),
  end of period            $    (6.5)    $  (164.5)    $  (170.6)   $ (341.6)  $   (4.1)     $ (232.3)     $ (127.2)  $ (363.6)
==================================================================================================================================


Six-month periods ended
June 30 (millions)                             2006                                                   2005
-----------------------------------------------------------------------------   --------------------------------------------------
                                         Unrealized                                           Unrealized
                            Cumulative     fair                                   Cumulative  fair value
                             foreign     value of                                 foreign         of
                             currency    derivative      Minimum                 currency     derivative      Minimum
                           translation   cash flow       pension                translation    cash flow      pension
                            adjustment     hedges       liability      Total    adjustment      hedges       liability    Total
----------------------------------------------------------------------------------------------------------------------------------
Amount arising              $    0.8     $   56.2      $   (3.0)    $   54.0      $  (1.9)    $ (169.5)    $   (1.9)   $ (173.3)
Income tax expense
 (recovery)                       --         20.1          (0.1)        20.0            --       (58.3)        (0.6)      (58.9)
----------------------------------------------------------------------------------------------------------------------------------
Net                              0.8         36.1          (2.9)        34.0         (1.9)      (111.2)        (1.3)     (114.4)
Accumulated other
  comprehensive
  income (loss),
  beginning of period           (7.3)      (200.6)       (167.7)      (375.6)        (2.2)      (121.1)      (125.9)     (249.2)
----------------------------------------------------------------------------------------------------------------------------------
Accumulated other
  comprehensive
  income (loss),
  end of period             $   (6.5)    $ (164.5)     $ (170.6)    $ (341.6)     $  (4.1)    $ (232.3)    $ (127.2)   $ (363.6)
==================================================================================================================================


(i)  Recently issued accounting standards not yet implemented

Uncertain income tax positions: Under U.S. GAAP, effective for its 2007 fiscal year, the Company is expected to be required to comply with accounting for uncertain income tax positions, as prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". The Company is currently assessing the provisions of the Interpretation.

      Other: As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented.

                                                                              36
 Forward-looking statements

     -------------------------------------------------------------------------
     This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

     Assumptions for 2006 guidance purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including gross domestic product growth of 3.1% in Canada; increased wireline competition in both business and consumer markets; a wireless industry market penetration gain similar to the approximately five percentage point gain in 2005; up to $100 million of restructuring and workforce reduction expenses; an effective tax rate of approximately 26%; no prospective significant acquisitions or divestitures; no change in foreign ownership rules; and maintenance or improvement of investment-grade credit ratings.

     Factors that could cause actual results to differ materially include but are not limited to: competition; technology (including reliance on systems and information technology); regulatory developments (including wireless number portability and possible future changes to the regulatory environment); human resources (including possible labour disruptions); business integrations and internal reorganizations; process risks (including the conversion of legacy systems and security); financing and debt requirements (including share repurchases and debt redemptions); tax matters; health, safety and environment developments; litigation and legal matters; business continuity events (including manmade and natural threats); economic growth and fluctuations (including pension performance, funding and expenses); and other risk factors discussed herein and listed from time to time in TELUS' reports, public disclosure documents including the Annual Information Form, and other filings with securities commissions in Canada (filed on SEDAR at sedar.com) and the United States (filed on EDGAR at sec.gov).

     For further information, see Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis, as well as updates reported in Section 10 of TELUS' 2006 first quarter Management's discussion and analysis and this document.
     -------------------------------------------------------------------------

     Management's discussion and analysis

     August 2, 2006

     The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and six-month periods ended June 30, 2006 and 2005, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
     TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 18 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.
      TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.



     Management's discussion and analysis contents
     -------------------------------------------------------------------------
     Section                       Contents
     -------------------------------------------------------------------------
     1.  Overall performance       A summary of TELUS' consolidated results
                                   for the second quarter and first half of
                                   2006
     -------------------------------------------------------------------------
     2.  Core business, vision     Examples of TELUS' activities in support of
         and strategy              its six strategic imperatives
     -------------------------------------------------------------------------
     3.  Key performance drivers   TELUS' 2006 priorities
     -------------------------------------------------------------------------
     4.  Capability to deliver     An update on TELUS' capability to deliver
         results                   results
     -------------------------------------------------------------------------
     5.  Results from operations   A detailed discussion of operating results
                                   for the second quarter and first half of
                                   2006
     -------------------------------------------------------------------------
     6.  Financial condition       A discussion of significant changes in the
                                   balance sheet at June 30, 2006, as compared
                                   to December 31, 2005
     -------------------------------------------------------------------------
     7.  Liquidity and capital     A discussion of cash flow, liquidity,
         resources                 credit facilities, off-balance sheet
                                   arrangements and other disclosures
     -------------------------------------------------------------------------
     8.  Critical accounting       A description of accounting estimates and
         estimates and             changes to accounting policies
         accounting policy
         developments
     -------------------------------------------------------------------------
     9.  Revised annual guidance   A discussion of revisions to TELUS' annual
         for 2006                  guidance for 2006
     -------------------------------------------------------------------------
     10. Risks and risk            An update of risks and uncertainties facing
         management                TELUS and how it manages these risks
     -------------------------------------------------------------------------
     11. Reconciliation of         A description, calculation and
         non-GAAP measures and     reconciliation of certain measures used by
         definition of key         management
         operating indicators
     -------------------------------------------------------------------------

     1.   Overall performance

     1.1  Materiality for disclosures

     Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

     1.2  Consolidated highlights

     -------------------------------------------------------------------------
     ($ millions, except
      shares, per share            Quarters              Six-month periods
      amounts and                ended June 30              ended June 30
      subscribers)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Operating revenues   2,135.2  2,018.5    5.8 %  4,215.7  3,993.2    5.6 %

     Operating income       515.0    465.9   10.5 %    974.6    919.9    5.9 %

     Income before income
      taxes and non-
      controlling interest  377.9    297.2   27.2 %    706.2    611.3   15.5 %

     Income taxes            18.7    106.0  (82.4)%    134.8    176.3  (23.5)%

     Net income             356.6    189.5   88.2 %    566.7    431.7   31.3 %

     Earnings per share,
      basic ($)              1.03     0.53   94.3 %     1.63     1.20   35.8 %
     Earnings per share,
      diluted ($)            1.02     0.52   96.2 %     1.62     1.19   36.1 %

     Cash dividends
      declared per
      share ($)             0.275     0.20   37.5 %     0.55     0.40   37.5 %

     Cash provided by
      operating activities  813.0    687.7   18.2 %  1,486.1  1,416.1    4.9 %
     Cash used by
      investing activities  486.1    410.0   18.6 %    802.2    716.2   12.0 %
       Capital
        expenditures        458.8    408.7   12.3 %    779.3    681.9   14.3 %
     Cash used by
      financing activities  344.4    383.9  (10.3)%    711.1    455.3   56.2 %

     Subscriber
      connections(1)
      (thousands) at
      June 30              10,404    9,878    5.3 %

     EBITDA(2)              897.1    865.0    3.7 %  1,759.8  1,721.2    2.2 %
     Free cash flow(3)      198.6    207.8   (4.4)%    838.7    774.4    8.3 %
     -------------------------------------------------------------------------
     pts - percentage points

     (1) The sum of wireless subscribers, network access lines and Internet subscribers measured at the end of the respective periods.
     (2) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

     -------------------------------------------------------------------------

     Highlights, as discussed in Section 5: Results from operations, include the following (comparing results for the second quarter and first six months of 2006 to the respective periods in 2005):

     - Subscriber connections increased by 526,000 over the 12-month period ended June 30, 2006, as the number of wireless subscribers grew by 14% to 4.7 million, the number of Internet subscribers grew by 6% to
         1.05 million and the number of network access lines decreased by 2.6% to 4.6 million.

     - Operating revenues increased by $116.7 million and $222.5 million, respectively, as growth in wireless and data revenues exceeded erosion in wireline voice local, long distance and other revenues.

     - EBITDA for TELUS increased by $32.1 million and $38.6 million, respectively. Wireless segment margins improved through subscriber growth and increased ARPU (average revenue per subscriber unit per month), which exceeded increased wireless operations expenses. Wireline segment margins decreased due to higher restructuring charges and non-salary expenses, increased competition for local services and continued long distance revenue erosion. Wireline non-salary expenses increased in part because of increased advertising and promotional activity as well as increased network maintenance costs including the use of contractors primarily in the first quarter to help clear backlogs and free up TELUS staff to improve customer service. This is reflected in improved quality-of-service metrics defined by the Canadian Radio-telephone and Telecommunications Commission ("CRTC") to June 2006.

     - Operating income increased by $49.1 million and $54.7 million, respectively, as the growth in Wireless segment EBITDA continued to outpace the decrease in Wireline segment EBITDA. In addition, a resolution of prior years' tax matters provided for recognition of approximately $12 million of investment tax credits for assets capitalized in prior years that are now fully amortized, resulting in reduced amortization expenses in the second quarter of 2006.

     - Income before income taxes and non-controlling interest increased by $80.7 million and $94.9 million, respectively, due primarily to lower interest costs as a result of the early redemption of $1.578 billion of 7.50%, Series CA, Notes on December 1, 2005 and increased operating income.

     - Income taxes decreased by $87.3 million and $41.5 million, respectively, due primarily to a reduction recorded in the second quarter for the revaluation of net future income tax liabilities following enactment of lower Federal and Alberta tax rates and elimination of federal large corporations tax. The effective income tax rate was 4.9% for the second quarter of 2006.

     - Net income and earnings per share increased primarily due to reduced income taxes and financing costs as well as increased operating income. Earnings per share for the second quarter and first six months of 2006 were positively impacted by approximately 34 cents for the revaluation of net future income tax liabilities, elimination of large corporations tax and recognition of investment tax credits. For the first six months of 2005, tax adjustments for settlement of prior years' tax matters had increased earnings per share by about
         16 cents. The average number of shares outstanding in 2006 was approximately 3% lower than in 2005 due to share repurchase programs, which contributed to increased 2006 earnings per share.

     - As a result of federal and provincial income tax changes and operating performance in the first half of 2006, the Company revised its annual guidance for 2006, subject to the Forward-looking statements at the beginning of management's discussion and analysis. See Section 9: Revised annual guidance for 2006.

     Highlights, as discussed in Section 7: Liquidity and capital resources, include the following (comparing results for the second quarter and first six month of 2006 to the respective periods in 2005):

     - Cash provided by operating activities increased by $125.3 million and $70.0 million, respectively, due primarily to an increase in proceeds from securitized accounts receivable.

     - Cash used by investing activities increased by $76.1 million and $86.0 million, respectively, primarily due to greater capital expenditures for network access growth, broadband build, service development and billing system development, Wireless High Speed EVDO-capable network technology and continued enhancement of digital wireless capacity and coverage.

     - Cash used by financing activities decreased by $39.5 million in the second quarter and increased by $255.8 million in the first six months, respectively. A number of financing activities took place during the second quarter of 2006 including the public issue of $300 million of 5.00%, Series CB Notes, which mature in 2013, and the partial payment of $309.4 million of the deferred hedging liability in respect of the Company's U.S. Dollar Notes maturing in June 2007. The economic effect of the second quarter financing transactions was to finance early, approximately $300 million of debt and fix lower interest rates to mid-2013.

     - Free cash flow decreased by $9.2 million in the second quarter, but increased by $64.3 million for the first six months. Free cash flow benefited in the second quarter from increased EBITDA and lower cash interest paid, but was more than offset by lower collection of income tax and interest receivable and higher capital spending. Interest paid in the second quarter included prepayment of interest for the early termination of cross currency interest rate swap agreements and payment of a portion of interest accrued in respect of a court decision in a lawsuit for a 1997 bond redemption matter. The free cash flow improvement for the first six months was primarily due to higher EBITDA and increased collection of income tax and interest receivable, partly offset by higher capital expenditures.

     2.   Core business, vision and strategy

     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis and significant updates in Section 10: Risks and risk management of this report.
     TELUS' core business, vision and strategy were detailed in its 2005 annual Management's discussion and analysis. Recent activities in support of the Company's six strategic imperatives include the following:

          Building national capabilities across data, IP, voice and wireless

     TELUS has now rolled-out its Wireless High Speed (EVDO) service to 19 Canadian cities and regions in Quebec, Ontario, Alberta and B.C. this quarter. The service offers business and consumer clients access to the fastest mobile data network in Canada (with typical download speeds of 400 to 700 kilobits per second). The Company expects to extend Wireless High Speed services to additional communities in the future.

          Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

     Under a previously announced agreement with the Government of B.C., TELUS has completed construction of fibre to distribution points in 61 remote communities in British Columbia, which enables future provision of high-speed Internet service to these communities by regional or community-based Internet service providers. An additional 58 communities specified in the agreement are expected to be connected as planned.
     In April 2006, TELUS acquired privately-owned FSC Internet Corp. operating as Assurent Secure Technologies ("Assurent"), a Toronto-based provider of information technology security services and products. Assurent's core business includes security software, vulnerability research, and related engineering and consulting services provided to some 90 customers in Canada, the U.S., Europe and Asia. This acquisition, with annual revenues of less than $10 million, is expected to augment TELUS' existing suite of security solutions and is also consistent with the imperative of "focusing relentlessly on the growth markets of data, IP and wireless."

          Focusing relentlessly on the growth markets of data, IP and wireless

     In June 2006, TELUS introduced cross-border multimedia messaging services ("MMS"). TELUS customers who have MMS-capable mobile phones can now instantly send and receive pictures and video to and from MMS-capable phones of friends, family and business contacts in the U.S. Customers can obtain MMS messaging services by subscribing to a SPARK(TM) feature bundle or pay a rate per picture, sound, voice or video attachment. In July, TELUS introduced TELUS Mobile Radio(TM), a real-time streaming satellite radio programming service provided by XM Canada. With this service, TELUS' subscribers are the first in Canada to have access to commercial-free music, talk and entertainment radio on their mobile phones.
     The TELUS SPARK line of mobile entertainment, information and messaging services for consumers also includes TELUS Mobile Music(TM), TELUS Mobile TV(TM), multimedia messaging, downloadable images, ring tones, videos and games, Web search tools and a broad range of online content.

          Going to the market as one team, under a common brand, executing a single strategy

     TELUS continues to take important steps toward merging into a single customer-oriented organization that's focused on being one team and defined by one national brand. In the second quarter, the TELUS logo began to replace the logos of TELUS Mobility(R), TELUS Quebec(R), TELUS Partner Solutions and TELUS Business Solutions where they appeared in the marketplace and internally across the company. The adoption of one TELUS logo reinforces the strength of the TELUS brand and advances the Company's corporate strategy as it pertains to an integrated and differentiated approach in the market place.

          Investing in internal capabilities to build a high performance culture and efficient operations

     In July 2006, the Company initiated a pilot of its new wireline billing system, which is under development. The pilot consists of the migration of a small sample set of customers to the new application supported by team members across TELUS. Key learnings from the pilot will be used in future phases of the system implementation. See Section 10.4 Process risks.

     3.   Key performance drivers

     The Company set new priorities for 2006 to advance its strategy; achieve meaningful commercial differentiation in the markets; capitalize on the technology convergence of wireless and wireline; and drive continued operating efficiency and effectiveness.

     -------------------------------------------------------------------------
            2006 corporate priorities across wireline and wireless
     -------------------------------------------------------------------------

     Advance TELUS' leadership in the consumer market through:

     - TELUS' future friendly suite of data applications for customers at home and on the move
     -   Best-in-class customer loyalty through cost-effective customer experience
     - Expanding TELUS' channel partner relationships to strengthen its distribution.
     -------------------------------------------------------------------------

     Advance TELUS' position in the business market through:

     - Innovative solutions that enhance the competitiveness of TELUS' customers and deepen their loyalty to TELUS
     - Increasing the Company's share in the business market by leveraging TELUS' mobile solutions such as high-speed data
     -   Improving delivery of managed solutions to small business customers.
     -------------------------------------------------------------------------

     Advance TELUS' position in the wholesale market through:

     - Strengthening the Company's North American reach through innovative IP solutions
     - Establishing creative and preferred partnerships to grow TELUS' national customer base
     - Optimizing the use of partner networks to complement TELUS' network investments.
     -------------------------------------------------------------------------

     Drive improvements in productivity and service excellence by:

     - Realizing efficiencies from the integration of wireline and wireless operations
     - Driving improvements in enterprise-wide productivity and customer service excellence to increase competitiveness
     - Capturing value from TELUS' investments in technology and innovation to streamline operations.
     -------------------------------------------------------------------------

     Strengthen the spirit of the TELUS team and brand, and develop the best talent in the global communications industry by:

     -   Continuing to leverage best practices across the Company
     - Cultivating a business ownership culture that embraces a philosophy of "our business, our customers, our team, my responsibility"
     - Capitalizing on TELUS' reputation as a progressive, high-performance Company to attract and retain the best team in Canada
     - Providing team members innovative opportunities for growth, development and employment options.
     -------------------------------------------------------------------------

     4.   Capability to deliver results

     4.1  Operational capabilities across wireline and wireless

          Integration of wireline and wireless operations

     The integration of wireline and wireless continues. A common branding approach is being adopted, as described above, and an integrated capital expenditure management process was implemented. See Section 10.3 Business integration and internal reorganizations.

          Development of a new billing system in the wireline segment

     The development of a new wireline billing system continues. The development includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contact, and information management. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. The Company plans to implement this project in phases, with a pilot and testing planned for the third quarter of 2006. See Section
10.4 Process risks.

          New office development and consolidation of office space in Toronto and Ottawa

     TELUS has signed an agreement to become the lead tenant in a new 30-floor office tower planned for downtown Toronto adjacent to Union Station and the Air Canada Centre. TELUS expects to occupy 440,000 square feet or 60% of the rentable area including prominent roof-top and podium signage rights. Construction on the building is expected to start in the fall of 2006 and be ready for occupancy in January 2009. The new TELUS tower is expected to become the central location for 2,000 TELUS team members in the greater Toronto area and complement TELUS' presence at Consilium Place in Toronto's East End, where 3,000 team members are located.
     In June 2006, TELUS signed an agreement for approximately 105,000 square feet of office space in a new state-of-the-art 'green' building under construction in downtown Ottawa. Approximately 300 team members from other locations across the City will be brought together at this location in 2007.

          Announcement of a new call centre in Montreal to support TELUS' small and medium business customers

     TELUS and the Government of Quebec announced the Company's plan to open a new call centre in Montreal by the end of June 2007. The new call centre is expected to create approximately 150 new jobs eligible for tax credits from the Government of Quebec, and will provide national support to TELUS' small and medium size business customers.

     4.2  Liquidity and capital resources

     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as TELUS' annual 2005 Management's discussion and analysis
Section 9.3 Financing plan for 2006 and Section 10.7 Financing and debt requirements.
     At June 30, 2006, TELUS had access to undrawn credit facilities of approximately $1.5 billion. These, combined with expected cash flow from operations and availability under the accounts receivable securitization program, the Company believes it has sufficient capability to fund its requirements. The following table describes the status of TELUS' financing plan.

     -------------------------------------------------------------------------
     2006 financing plan and results
     -------------------------------------------------------------------------

     TELUS' 2006 financing plan is to use free cash flow generated by its business operations to:
     -------------------------------------------------------------------------

     - Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the Normal Course Issuer Bid ("NCIB")

         In the first half of 2006, the Company repurchased approximately
         4.7 million Common Shares and 6.0 million Non-Voting Shares for
         $481 million. Between December 20, 2004 and June 30, 2006, the Company repurchased approximately 33.7 million TELUS shares for
         $1.45 billion under two NCIB programs. See Section 7.3 Cash used by financing activities.
     -------------------------------------------------------------------------

     -   Pay dividends

         The declared dividend for the second quarter of 2006, payable on
         July 1, was 27.5 cents per share, as compared to 20 cents per share one year earlier. The target dividend payout ratio guideline continues to be in the range of 45 to 55% of sustainable net earnings.
     -------------------------------------------------------------------------

     -   Retain cash-on-hand for corporate purposes

         During the first half of 2006, drawn bank facilities were reduced by $68.5 million to $73.5 million. At June 30, 2006, the balance of cash and short-term investments was not significant.
     -------------------------------------------------------------------------

     Other financing objectives included:
     -------------------------------------------------------------------------

     -   Maintain a minimum $1 billion in unutilized liquidity

         TELUS had available liquidity from unutilized credit facilities of approximately $1.5 billion at June 30, 2006.
     -------------------------------------------------------------------------

     - Maintain position of fully hedging foreign exchange exposure for indebtedness

         During the second quarter of 2006, the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. Dollar Notes maturing in June 2007. The Company entered into these agreements to reduce exposure to fluctuating interest rates and foreign currency risk.
     -------------------------------------------------------------------------

     - Give consideration to refinancing all or a portion of U.S Dollar denominated Notes due June 1, 2007 in advance of its scheduled maturity

         In contemplation of the planned refinancing of the debt maturing
         June 1, 2007, the Company had entered into forward starting interest rate swap agreements, as at March 31, 2006, that had the effect of fixing the underlying interest rate on up to $300 million of replacement debt. During the second quarter 2006, the Company publicly issued $300 million 5.00%, Series CB Notes, which mature in 2013. In addition, the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. Dollar Notes maturing in June 2007. The Company entered into these agreements to reduce exposure to fluctuating interest rates and foreign currency risk.
     -------------------------------------------------------------------------

     - Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future

         Investment grade credit ratings from the four rating agencies that cover TELUS were maintained. In May 2006, Moody's Investors Service changed the outlook to "positive" for its "Baa2" ratings of TELUS Corporation. The Baa2 rating is equivalent to "BBB", which is below TELUS' desired range.
     -------------------------------------------------------------------------

     5.   Results from operations

     5.1  General

     The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's Chief Executive Officer (the chief operating decision maker).

     5.2  Quarterly results summary

     -------------------------------------------------------------------------
     ($ in millions, except
      per share amounts)                2006 Q2   2006 Q1   2005 Q4   2005 Q3
     -------------------------------------------------------------------------

     Segmented revenue (external)
       Wireline segment                 1,189.9   1,198.6   1,209.9   1,198.6
       Wireless segment                   945.3     881.9     876.8     864.2
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,135.2   2,080.5   2,086.7   2,062.8
       Operations expense               1,207.4   1,201.1   1,316.8   1,221.5
       Restructuring and workforce
        reduction costs                    30.7      16.7      35.5       1.6
       Depreciation                       335.2     339.2     346.2     335.6
       Amortization of intangible
        assets                             46.9      63.9      67.0      73.6
     -------------------------------------------------------------------------
     Operating income                     515.0     459.6     321.2     430.5
       Other expense (income)               9.6       4.3       9.3       7.1
       Financing costs                    127.5     127.0     171.7     144.8
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interests           377.9     328.3     140.2     278.6
       Income taxes                        18.7     116.1      58.8      86.9
       Non-controlling interests            2.6       2.1       2.9       1.6
     -------------------------------------------------------------------------
     Net income                           356.6     210.1      78.5     190.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net income per weighted average
      Common Share and Non-Voting
      Share outstanding
       - basic                             1.03      0.60      0.22      0.53
       - diluted                           1.02      0.60      0.22      0.53
     Dividends declared per Common
      Share and Non-Voting Share
      outstanding                         0.275     0.275      0.275     0.20
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     ($ in millions, except
      per share amounts)                2005 Q2   2005 Q1   2004 Q4   2004 Q3
     -------------------------------------------------------------------------

     Segmented revenue (external)
       Wireline segment                 1,216.5   1,222.2   1,209.3   1,199.9
       Wireless segment                   802.0     752.5     755.6     747.0
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,018.5   1,974.7   1,964.9   1,946.9
       Operations expense               1,146.1   1,109.1   1,178.5   1,112.8
       Restructuring and workforce
        reduction costs                     7.4       9.4      19.8      16.2
       Depreciation                       330.9     329.9     338.3     327.1
       Amortization of intangible
        assets                             68.2      72.3      79.2      80.5
     -------------------------------------------------------------------------
     Operating income                     465.9     454.0     349.1     410.3
       Other expense (income)               0.5       1.5       8.7      (3.2)
       Financing costs                    168.2     138.4     152.8     158.6
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interests           297.2     314.1     187.6     254.9
       Income taxes                       106.0      70.3      50.4      97.2
       Non-controlling interests            1.7       1.6       1.6       1.1
     -------------------------------------------------------------------------
     Net income                           189.5     242.2     135.6     156.6
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net income per weighted average
      Common Share and Non-Voting
      Share outstanding
       - basic                             0.53      0.67      0.38      0.44
       - diluted                           0.52      0.66      0.37      0.43
     Dividends declared per Common
      Share and Non-Voting Share
      outstanding                          0.20      0.20      0.20      0.15
     -------------------------------------------------------------------------

     The trend in consolidated Operating revenues continues to reflect strong growth in wireless revenue, which arose from the combined effects of increased average revenue per subscriber unit per month ("ARPU") and a growing subscriber base. The trend also reflects growth in wireline segment data revenue, while wireline long distance and other revenues have decreased. For the first and second quarters of 2006, wireline local revenue decreased when compared to the same periods in 2005, due to increasing competition for local services. Wireline revenues include the generally negative effect of regulatory price cap decisions.
     The trend in Operating income was affected by temporary net expenses leading up to and resulting from an extended labour disruption in 2005; such temporary expenses included in Operations expense were estimated to be approximately $16 million, $65 million and $52 million, respectively for the second, third and fourth quarter. In addition, Restructuring and work force reduction charges varied significantly by quarter, depending on the progress of initiatives under way. Quarterly depreciation shows a steady increase, when compared to the same period in the previous year, due to continued investment in shorter-life data and wireless equipment. Amortization of intangible assets is decreasing as several software assets have been fully amortized. In addition, approximately $12 million of investment tax credits were recorded against amortization expense in the second quarter of 2006 due to settlement of outstanding tax matters relating to assets capitalized in prior years that are now fully amortized.
     Within Financing costs, interest expenses trended lower except for two significant one-time charges: a second quarter 2005 accrual of $17.5 million in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption matter and a fourth quarter 2005 charge of $33.5 million to early redeem $1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed significantly to lower Financing costs in the first and second quarters of 2006. Financing costs were also net of varying interest income in each of the periods shown.
     The trend in Net income and earnings per share reflect the items noted above as well as a second quarter 2006 future income tax reduction arising from enacted income tax rate reductions and the elimination of federal large corporations tax. The Net income and earnings trend was also affected by tax adjustments relating to prior periods, including a first quarter of 2005 income tax recovery and related interest income net of taxes of approximately $54 million or 15 cents per share.
     Historically, there is significant fourth quarter seasonality for wireless subscriber additions, related acquisition costs and equipment sales, and to a lesser extent, for wireline high-speed Internet subscriber additions.
     In August 2006, the Board of Directors of TELUS declared a quarterly dividend of 27.5 cents per share on outstanding Common and Non-Voting Shares payable on October 1, 2006 to shareholders of record on the close of business on September 8, 2006.


     5.3  Consolidated results from operations

     -------------------------------------------------------------------------
     ($ in millions                Quarters              Six-month periods
      except EBITDA margin)      ended June 30              ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Operating revenues   2,135.2  2,018.5    5.8 %  4,215.7  3,993.2    5.6 %
     Operations expense   1,207.4  1,146.1    5.3 %  2,408.5  2,255.2    6.8 %
     Restructuring and
      workforce reduction
      costs                  30.7      7.4    n. m.     47.4     16.8  182.1 %
     -------------------------------------------------------------------------
     EBITDA(1)              897.1    865.0    3.7 %  1,759.8  1,721.2    2.2 %
     Depreciation           335.2    330.9    1.3 %    674.4    660.8    2.1 %
     Amortization of
      intangible assets      46.9     68.2  (31.2)%    110.8    140.5  (21.1)%
     -------------------------------------------------------------------------
     Operating income       515.0    465.9   10.5 %    974.6    919.9    5.9 %
     -------------------------------------------------------------------------
     EBITDA margin (%)(2)    42.0     42.9 (0.9)pts     41.7     43.1 (1.4)pts
     Total employees,
      end of period        29,974   28,706    4.4 %
     -------------------------------------------------------------------------
     n. m. - not meaningful

     (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (2)  EBITDA margin is EBITDA divided by Operating revenues.

     -------------------------------------------------------------------------


     The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and Capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.


          Operating revenues


     Consolidated Operating revenues increased by $116.7 million and $222.5 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. Revenue and subscriber growth continued in wireless operations as well as wireline data services including enhanced data, managed workplace and high-speed Internet services. However, wireline revenues declined overall as long distance and equipment sales revenues continued to erode, and voice local revenue showed a year-over-year decrease due to the effects of increased competition and regulatory recoveries for prior years that were recorded in the first half in 2005.


          Operations expense


     Consolidated operations expense increased by $61.3 million and $153.3 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The increases were primarily in the wireless segment due to higher gross subscriber additions, higher costs of acquisition ("COA") and increased subscriber retention activity as well as increased staffing to support the 14% growth in subscribers over the past twelve months. In addition, increased wireline segment expenses included increased advertising and promotions costs and increased network maintenance and support costs. For TELUS, the net expense for defined benefit pension plans did not change significantly, as favourable returns on plan assets in 2005 offset the use of a lower discount rate for 2006.
     The increase in employees over the last 12 months supported international call centre operations as well as the provision of human resources outsourcing services and growth in the Wireless segment.


          Restructuring and workforce reduction costs


     Restructuring and workforce reduction costs increased by $23.3 million and $30.6 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The Company's estimate of restructuring and workforce reduction costs in 2006, arising from its competitive efficiency program, which includes the office closures and contracting out, and integration of wireline and wireless operations, is not currently expected to exceed $100 million.


          General


     In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations, aimed to improve the Company's operating and capital productivity. As at June 30, 2006, no future expenses remain to be accrued or recorded under these smaller initiatives that were initiated prior to 2006, but variances from estimates currently recorded may be recorded in subsequent periods.
     On November 24, 2005, the Company announced the integration of its wireline and wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program. Continuing with its competitive efficiency program for integration of Wireline and Wireless operations, for the three-month and six-month periods ended
June 30, 2006, $3.0 million and $6.8 million, respectively, of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006.
     In the first quarter of 2006, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness.
     Also arising from its competitive efficiency program, the Company undertook an initiative for a departmental reorganization and reconfiguration, resulting in integration and consolidation. In the first quarter of 2006, approximately 600 bargaining unit employees were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan). As affected employees were not required to select an option until after March 31, 2006, the associated expenses were not eligible for recording prior to the second quarter of 2006. In the second quarter of 2006, approximately 275 bargaining unit employees accepted either the option of redeployment or participation in a voluntary departure program. For the three-month and six-month periods ended June 30, 2006, $17.8 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006. As at June 30, 2006, no future expenses remain to be accrued or recorded under this initiative, but variances from estimates currently recorded may be recorded in subsequent periods.


          Office closures and contracting out


     In connection with the collective agreement signed in the fourth quarter of 2005, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is a component of the Company's competitive efficiency program and is aimed at improving the Company's operating and capital productivity. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).
     As at June 30, 2006, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, are expected to be incurred and recorded subsequent to June 30, 2006.
     Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is a component of the Company's competitive efficiency program and is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).
     As at June 30, 2006, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.


          EBITDA


     EBITDA increased by $32.1 million and $38.6 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The increase in EBITDA was due primarily to wireless segment subscriber growth and increased ARPU, partly offset by wireless operations expense growth, leading to increased wireless EBITDA margins. Wireline segment EBITDA decreased due primarily to increased competition for local services, continued long distance revenue erosion as well increased in operations expenses and restructuring charges in 2006.


          Depreciation and amortization


     Depreciation expense increased by $4.3 million and $13.6 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The increases were due primarily to a reduction in service lives for computer servers and furniture as well as increased retirements and write-offs of network assets, partly offset by more assets being fully depreciated. Amortization of intangible assets decreased by $21.3 million and $29.7 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, as a result of several software assets becoming fully amortized as well as resolution of prior years' tax matters, which resulted in recognizing approximately
$12 million of investment tax credits for assets capitalized in prior years that are now fully amortized.


          Operating income


     Operating income increased by $49.1 million and $54.7 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, due primarily to the growth in EBITDA and reduced amortization expense, as described above.


          Other income statement items

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                                    Quarters              Six-month periods
     Other expense, net           ended June 30              ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                              9.6      0.5     n. m.    13.9      2.0    n. m.
     -------------------------------------------------------------------------


     Other expense includes accounts receivable securitization expense, charitable donations, gains and losses on disposal of property, and income
(loss) or impairments in equity or portfolio investments. The accounts receivable securitization expense was $5.5 million and $8.7 million, respectively, in second quarter and first six months of 2006, as compared to $1.0 million and $2.0 million, respectively, in the same periods in 2005. The increase resulted primarily from a higher balance of proceeds from securitized accounts receivable in 2006 (see Section 7.6 Accounts receivable sale). Charitable donations expense increased modestly, while smaller gains on the sale of real estate and smaller losses on investments were recorded in 2006.

     -------------------------------------------------------------------------
                                    Quarters              Six-month periods
     Financing costs              ended June 30              ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Interest on long-term
      debt, short-term
      obligations and
      other                 125.5    178.5  (29.7)%    252.5    337.5  (25.2)%
     Foreign exchange
      losses (gains)          3.7      0.6    n. m.      4.8      3.1   54.8 %
     Interest income         (1.7)   (10.9) (84.4)%     (2.8)   (34.0) (91.8)%
     -------------------------------------------------------------------------
                            127.5    168.2  (24.2)%    254.5    306.6  (17.0)%
     -------------------------------------------------------------------------


     Interest expenses decreased by $53.0 million and $85.0 million, respectively, in the second quarter and first six months of 2006, when compared with same periods in 2005, due primarily to: (i) lower debt levels as a result of early redemption of $1.578 billion of 7.50%, Series CA, Notes on December 1, 2005; (ii) the second quarter 2005 accrual of $17.5 million in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption matter; and (iii) the conversion/redemption of convertible debentures in the second quarter of 2005. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability) was $5,721 million at June 30, 2006, a 21% reduction when compared with $7,238 million on June 30, 2005.
     Increased interest expense associated with the May 2006 public issue of $300 million of Notes was offset by a reduction in interest expense resulting from replacement of certain previous cross currency interest rate swap agreements associated with 2007 (U.S. Dollar) Notes. The replacement swaps have a lower effective fixed interest rate as well as a more favourable effective fixed exchange rate. TELUS' hedging program using cross currency swaps continues for its 2007 and 2011 U.S. Dollar Notes.
     Interest income decreased by $9.2 million and $31.2 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, due primarily to: (i) lower cash and temporary investments as available cash balances were used for the December 2005 debt redemption; and (ii) recognition of tax refund interest in the first quarter 2005.

     -------------------------------------------------------------------------
                                    Quarters              Six-month periods
     Income taxes                 ended June 30              ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Blended federal and
      provincial statutory
      income tax based
      on net income
      before tax            125.8    102.5   22.7 %    237.3    211.2   12.4 %
     Revaluation of future
      tax liability for
      change in statutory
      tax rates            (107.0)       -    n. m.   (107.0)       -    n. m.
     Changes in estimates
      of available
      deductible
      differences in
      prior years               -        -       -         -    (36.0)   n. m.
     Tax rate differential
      on, and consequential
      adjustments from,
      the reassessment
      of prior year tax
      issues                  1.3        -    n. m.      1.0    (11.3)   n. m.
     Other                   (1.4)     3.5    n. m.      3.5     12.4    n. m.
     -------------------------------------------------------------------------
                             18.7    106.0  (82.4)%    134.8    176.3  (23.5)%
     -------------------------------------------------------------------------
     Blended federal and
      provincial statutory
      tax rates (%)          33.3     34.5 (1.2)pts     33.6     34.5 (0.9)pts
     Effective tax rates (%)  4.9     35.7 (30.8)pts    19.1     28.8 (9.7)pts
     -------------------------------------------------------------------------

     The increase in the blended federal and provincial statutory income tax expense was due mainly to increased income before taxes in the second quarter and first six months of 2006, when compared with the same periods in 2005. The blended federal and provincial tax rate decreased due to a reduction to general corporate income tax rates on income taxed in B.C. effective July 1, 2005 and income taxed in Alberta effective April 1, 2006, partly offset by an increase to general corporate income tax rates in Quebec beginning January 1, 2006.
     The revaluation of net future income tax liabilities in the second quarter of 2006 arose from lower enacted Federal tax rates for future years as well as lower enacted Alberta tax rates. In addition, the Federal budget enacted the elimination of the large corporations tax effective January 1, 2006. As a result of these tax changes and management's revised guidance for 2006, the effective income tax rate is expected to be approximately 26% for the full year of 2006. See Forward-looking statements at the beginning of Management's discussion and analysis and Section 9: Revised annual guidance for 2006. For the first six months of 2005, the effective income tax rate was also lower than the statutory rate due to favourable reassessment of prior years' tax issues.
     Based on the assumption of the continuation of the rate of TELUS earnings, the legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to fully utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. In the event that taxable income in 2007 is not fully sheltered by remaining tax losses, there would be current income taxes recorded in 2007 that would not be become payable until 2008.

     -------------------------------------------------------------------------
                                    Quarters              Six-month periods
     Non-controlling interest     ended June 30             ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                              2.6      1.7   52.9 %      4.7      3.3   42.4 %
     -------------------------------------------------------------------------

     Non-controlling interest represents minority shareholders' interests in several small subsidiaries.

     5.4  Wireline segment results

     -------------------------------------------------------------------------
     Operating revenues -           Quarters              Six-month periods
      wireline segment            ended June 30             ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Voice local            523.3    542.8   (3.6)%  1,058.9  1,095.6   (3.3)%
     Voice long distance    205.7    228.5  (10.0)%    413.5    454.9   (9.1)%
     Data                   403.1    379.8    6.1 %    796.7    757.4    5.2 %
     Other                   57.8     65.4  (11.6)%    119.4    130.8   (8.7)%
     -------------------------------------------------------------------------
     External operating
      revenue             1,189.9  1,216.5   (2.2)%  2,388.5  2,438.7   (2.1)%
     Intersegment revenue    24.8     21.2   17.0 %     48.3     43.8   10.3 %
     -------------------------------------------------------------------------
     Total operating
      revenue             1,214.7  1,237.7   (1.9)%  2,436.8  2,482.5   (1.8)%
     -------------------------------------------------------------------------

     -----------------------------------------------
     Network access lines         As at June 30
     (000s)                  2006     2005   Change
                          --------------------------
     Residential network
      access lines          2,848    2,984   (4.6)%
     Business network
      access lines          1,771    1,757    0.8 %
                          -------- -------- --------
     Total network access
      lines(1)              4,619    4,741   (2.6)%
                                                     -------------------------
                                    Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
                          ----------------------------------------------------
     Change in residential
      network access lines    (52)     (40) (30.0)%      (80)     (54) (48.1)%
     Change in business
      network access lines      8      (12)   n. m.        8      (13)   n. m.
                          -------- -------- -------- -------- -------- -------
     Change in total
      network access
      lines(1)                (44)     (52)  15.4 %      (72)     (67)  (7.5)%
     -------------------------------------------------------------------------

     (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems. Consistent with the presentation for 2006, network access lines for 2005, and for the end of 2004, include a reclassification of approximately 9 thousand from residential to business; no change was recorded in total access lines.

     -------------------------------------------------------------------------

     -----------------------------------------------
     Internet subscribers         As at June 30
     (000s)                  2006     2005   Change
                          --------------------------
     High-speed Internet
      subscribers           830.9    729.0   14.0 %
     Dial-up Internet
      subscribers           216.8    260.5  (16.8)%
                          -------- -------- --------
     Total Internet
      subscribers(2)      1,047.7    989.5    5.9 %
                                                     -------------------------
                                    Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
                          ----------------------------------------------------
     High-speed Internet
      net additions          29.2     17.1   70.8 %     67.8     39.3   72.5 %
     Dial-up Internet
      net reductions        (11.0)    (9.9) (11.1)%    (19.3)   (21.1)   8.5 %
                          -------- -------- -------- -------- -------- -------
     Total Internet
      subscriber net
      additions              18.2      7.2  152.8 %     48.5     18.2  166.5 %
     -------------------------------------------------------------------------

     (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

     -------------------------------------------------------------------------

     Wireline segment revenues decreased by $23.0 million and $45.7 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, due to the following:

     - Voice local revenue decreased by $19.5 million and $36.7 million, respectively. The decreases were due primarily to residential access line losses from increased competition as well as the impact of one-time regulatory recoveries of approximately $13 million recorded in the first quarter of 2005.

        Residential line losses include the effect of increased competition from resellers, VoIP (voice over Internet protocol) competitors including cable-TV companies, technological substitution to wireless services, and lower numbers of second lines resulting from migration of dial-up Internet subscribers to high-speed Internet. In 2006, competitors' cable telephony is offered in more places within TELUS' incumbent regions including Fort McMurray, Rimouski, Vancouver, Victoria, while in 2005 cable telephony was available only in Calgary (February 2005) and Edmonton (April 2005). Total business lines increased during the second quarter and first six months of 2006 as growth in non-incumbent regions exceeded competitive losses and migration to more efficient ISDN (integrated services digital network) services in incumbent local exchange carrier ("ILEC") regions. In the same periods in 2005, business lines decreased due to the loss of a large business customer.

     - Voice long distance revenues decreased by $22.8 million and $41.4 million, respectively. The decreases were due primarily to lower consumer and retail business minute volumes and prices, consistent with industry wide trends of strong price competition and technological substitution (to Internet and wireless).

     - Wireline segment data revenues increased by $23.3 million and $39.3 million, respectively. This growth was primarily due to:
        (i) increased Internet, enhanced data and hosting service revenues as a result of traction from new business contracts and continued growth in high-speed Internet subscribers combined with a $1 per month increase high-speed Internet rates, partly offset by lower average pricing for the six-month period; (ii) increased managed data revenues from the provision of business process outsourcing services to customers; and (iii) lower discounts in the six-month period for competitive digital network services. Partially offsetting this growth were continued migration of basic data services to more efficient enhanced data services and lower year-to-date data equipment sales.

        The improvement in high-speed Internet subscriber net additions during 2006 was due to new promotions, resulting in increased gross additions, enhanced by lower deactivations of existing customers.

     - Other revenue decreased by $7.6 million and $11.4 million, respectively. The decrease was due mainly to lower voice equipment sales as well as rate reductions for co-location power and space services retroactive to November 29, 2000, resulting from Telecom Decision CRTC 2006-42.

     - Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.


     Total external operating revenue included non-ILEC revenues of $161.3 million and $325.4 million, respectively, in the second quarter and first six months of 2006. This represents increases of $5.8 million or 3.7% and $10.4 million or 3.3%, respectively. Recent contracts contributed to increased enhanced data and managed workplace service revenues. Voice local and long distance services revenues increased modestly, while voice and data equipment sales decreased. Growth in revenues was partly offset by re-pricing of renewal contracts and competitive pricing affecting new contracts.

     -------------------------------------------------------------------------
     Operating expenses -
      wireline segment              Quarters              Six-month periods
     ($ millions, except          ended June 30             ended June 30
      employees)             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Salaries, benefits
      and other employee-
      related costs         416.9    422.5   (1.3)%    830.1    836.6   (0.8)%
     Other operations
      expenses              311.7    309.3    0.8 %    638.9    611.8    4.4 %
     -------------------------------------------------------------------------
     Operations expense     728.6    731.8   (0.4)%  1,469.0  1,448.4    1.4 %
     Restructuring and
      workforce reduction
      costs                  29.8      7.4    n. m.     44.7     16.8  166.1 %
     -------------------------------------------------------------------------
     Total operating
      expenses              758.4    739.2    2.6 %  1,513.7  1,465.2    3.3 %
     -------------------------------------------------------------------------
     Total employees,
      end of period        23,025   22,334    3.1 %
     -----------------------------------------------

     Total operating expenses increased by $19.2 million and $48.5 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. Total operating expenses increased primarily due to charges for restructuring initiatives, increased advertising and promotion activity, as well as the use of contractors for network support and maintenance activities in the first quarter of 2006, facilitating clearance of backlogs and freeing up TELUS staff to improve customer service, as reflected in improved quality-of-service metrics defined by the CRTC. The 691 increase in total employees included approximately 1,065 to support TELUS' international call centre as well as human resource outsourcing services, while staffing in other areas decreased by 374.

     - Salaries, benefits and employee-related expenses were relatively unchanged. Increased overtime, travel and training required for new hires, employee back-to-work sessions and TELUS TV initiatives were more than offset by a reduction in other salaries and benefits.

     - Other operations expenses were relatively unchanged in the second quarter, but increased by $27.1 million in the first six months. Increases in other expenses in the quarter and first six months were mainly the result of: (i) increased consumer promotions expense that resulted in increased high-speed Internet additions; (ii) increased network maintenance to support growth in network assets as well as increased demand for cable locates due to the strong economic growth in Western Canada and the use of contractors primarily in the first quarter of 2006 to help clear backlogs and free up staff to improve customer service; and (iii) increased year-to-date facilities, transit and termination charges for increased non-ILEC data services and higher outbound traffic volumes including increased international traffic. These increases were partly offset by reduced expenses for one-time emergency operations planning costs of approximately
        $16 million recorded second quarter of 2005, as well as increased capitalization of labour associated with capital program activity and lower year-to-date cost of goods sold associated with lower voice and data equipment sales. Bad debt expenses did not change significantly from the same period one year ago.

     - Restructuring and work force reduction costs applicable to the wireline segment increased by $22.4 million and $27.9 million, respectively.


     Total expenses discussed above included non-ILEC expenses of $154.9 million and $313.7 million, respectively, in the second quarter and first six months of 2006, when compared with same periods in 2005. This represents increases of $2.9 million or 1.9% and $10.1 million or 3.3%, respectively. Expense increases included higher facilities costs to support increased data services, increased transit and termination costs from increased traffic volumes, increased contract and consulting expenses and higher salaries, benefits and employee-related costs. These increases were party offset by a lower cost of sales related to lower equipment sales revenue and credits for retroactive rate reductions on access tandem services.

     -------------------------------------------------------------------------
     EBITDA and EBITDA margin       Quarters              Six-month periods
      - wireline segment          ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     EBITDA ($ millions)    456.3    498.5   (8.5)%    923.1  1,017.3   (9.3)%
     EBITDA margin (%)       37.6     40.3 (2.7)pts     37.9     41.0 (3.1)pts
     -------------------------------------------------------------------------


     Wireline segment EBITDA decreased by $42.2 million and $94.2 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The primary causes were lower revenues from increased competition for local services and continued long distance revenue erosion as well as 3% increase in operating expenses including restructuring charges. Non-ILEC EBITDA increased nominally.


     5.5  Wireless segment results

     -------------------------------------------------------------------------
     Operating revenues             Quarters              Six-month periods
      - wireless segment          ended June 30             ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Network revenue        884.0    743.4   18.9 %  1,708.7  1,438.9   18.8 %
     Equipment revenue       61.3     58.6    4.6 %    118.5    115.6    2.5 %
     -------------------------------------------------------------------------
     External operating
      revenue               945.3    802.0   17.9 %  1,827.2  1,554.5   17.5 %
     Intersegment revenue     5.2      5.7   (8.8)%     11.1     11.5   (3.5)%
     -------------------------------------------------------------------------
     Total operating
      revenue               950.5    807.7   17.7 %  1,838.3  1,566.0   17.4 %
     -------------------------------------------------------------------------

     -----------------------------------------------
     Key operating indicators
      - wireless segment
     (000s)                       As at June 30
                             2006     2005   Change
                         ---------------------------
     Subscribers -
      postpaid            3,840.5  3,419.0   12.3 %
     Subscribers -
      prepaid               896.6    728.7   23.0 %
                         --------- -------- --------
     Subscribers -
      total(1)            4,737.1  4,147.7   14.2 %

     Digital POPs(2)
      covered including
      roaming/resale
      (millions)(3)          31.0     30.2    2.6 %
                                                    --------------------------
                                    Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
                           ---------------------------------------------------
     Subscriber gross
      additions - postpaid  205.7    209.9   (2.0)%    385.4    394.8   (2.4)%
     Subscriber gross
      additions - prepaid   100.9     88.7   13.8 %    196.0    157.0   24.8 %
                           -------  -------  -------  -------  -------  ------
     Subscriber gross
      additions - total     306.6    298.6    2.7 %    581.4    551.8    5.4 %

     Subscriber net
      additions - postpaid  103.3    103.9   (0.6)%    173.7    178.7   (2.8)%
     Subscriber net
      additions - prepaid    20.6     27.2  (24.3)%     42.7     32.6   31.0 %
                           -------  -------  -------  -------  -------  ------
     Subscriber net
      additions - total     123.9    131.1   (5.5)%    216.4    211.3    2.4 %

     Churn, per month
      (%)(4)(5)              1.30     1.37 (0.07)pts   1.32     1.41 (0.09)pts
     COA(6) per gross
      subscriber addition
      ($)(4)                  394      342   15.2 %      411      348   18.1 %
     ARPU ($)(4)            63.18    60.84    3.8 %    61.76    59.65    3.5 %
     Average minutes of
      use per subscriber
      per month (MOU)         412      405    1.7 %      399      388    2.8 %

     EBITDA to network
      revenue (%)            49.9     49.3  0.6 pts     49.0     48.9  0.1 pts
     Retention spend to
      network revenue(4)(%)   6.2      5.7  0.5 pts      6.2      5.6  0.6 pts
     EBITDA ($ millions)    440.8    366.5   20.3 %    836.7    703.9   18.9 %
     EBITDA excluding COA
      ($ millions)(4)       561.7    468.6   19.9 %  1,075.5    895.8   20.1 %
     -------------------------------------------------------------------------

     pts - percentage points

     (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
     (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
     (3) At June 30, 2006, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
     (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
     (5) Due to a change in business policy early in 2006 requiring postpaid customers to provide 30 days notice prior to deactivation, a one-time deferral of approximately 4,800 deactivations. Normalized to exclude this one-time positive impact, the churn rate was 1.34% in the first half of 2006.
     (6) Cost of acquisition.

     -------------------------------------------------------------------------

     Wireless segment revenues increased by $142.8 million and $272.3 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, due to the following:

     - Network revenue increased by $140.6 million and $269.8 million, respectively. This growth was a result of the 14.2% expansion of the subscriber base combined with increased average revenue per subscriber unit per month ("ARPU"). ARPU increased by more than $2 in both the second quarter and first six months of 2006, when compared to the same periods in 2005, principally due to increased data usage as well as higher average minutes of use per subscriber per month ("MOU").

        Data revenues increased to 7.1% of Network revenue, or $62.8 million, in the second quarter of 2006 as compared with 3.8% of Network revenues, or $28.4 million, in the second quarter of 2005. Similarly, data revenues increased to 6.7% of Network revenue, or $114.1 million, for the first six months of 2006 as compared with 3.6% of Network revenue, or $52.5 million, for the same period in 2005. Data ARPU increased by 93% to $4.45 for the second quarter of 2006 and increased by 90% to $4.09 for the first six months of 2006 as compared with $2.30 and $2.15, respectively, for the same periods last year. This growth was principally related to text messaging, PDA (personal digital assistant) devices, mobile computing, Internet browser activities and pay-per-use downloads such as ringtones, music, games and videos.

        At June 30, 2006, postpaid subscribers represented 81.1% of the total cumulative subscriber base, remaining relatively stable from one year earlier. The 103,300 postpaid subscriber net additions for the second quarter of 2006 represented 83.4% of all net additions as compared with 103,900 or 79.3% of all net additions for the same period in 2005. For the first six months of 2006, postpaid subscriber net additions were 173,700 (80.3% of all net additions), as compared with 178,700 (84.6% of all net additions) for the same period in 2005. The prepaid Talk Away (TM) bundle offering that ended part-way through the first quarter of 2006, contributed to the higher proportion of prepaid net additions and higher total net additions for the first half of 2006.

        The blended churn rate for the first six months of 2006 was 1.32% as compared with 1.41% for the same period last year. The postpaid monthly churn rate decreased when compared with 2005 and was a record low for TELUS in the second quarter of 2006, at less than one per cent. The prepaid churn rate increased in the second quarter of 2006 when compared to the second quarter of 2005, but was steady in the first six months of 2006 when compared the same period in 2005. Deactivations were 182,700 for the second quarter of 2006 and 365,000 for the first six months of 2006 as compared with 167,500 and 340,500 for the same periods last year, which reflects both the growing subscriber base and lower blended churn.

     - Equipment sales, rental and service revenue increased mainly due to continued subscriber growth. Gross subscriber additions grew to a second quarter TELUS record of 306,600 and 581,400 for the first six months of 2006 as compared with 298,600 and 551,800 in the same quarters last year. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

     - Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

     -------------------------------------------------------------------------
     Operating expenses -
      wireless segment             Quarters              Six-month periods
     ($ millions, except         ended June 30             ended June 30
      employees)             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Equipment sales
      expenses              136.9    109.7   24.8 %    263.1    214.2   22.8 %
     Network operating
      expenses              111.6     98.7   13.1 %    217.5    197.2   10.3 %
     Marketing expenses      92.0     87.4    5.3 %    185.8    161.7   14.9 %
     General and
      administration
      expenses              168.3    145.4   15.7 %    332.5    289.0   15.1 %
     -------------------------------------------------------------------------
     Operations expense     508.8    441.2   15.3 %    998.9    862.1   15.9 %
     Restructuring and
      workforce reduction
      costs                   0.9        -    n. m.      2.7        -    n. m.
     -------------------------------------------------------------------------
     Total operating
      expenses              509.7    441.2   15.5 %  1,001.6    862.1   16.2 %
     -------------------------------------------------------------------------
     Total employees,
      end of period         6,949    6,372    9.1 %
     -----------------------------------------------

     Wireless segment total operating expenses increased by $68.5 million in the second quarter and $139.5 million for the first six months of 2006, when compared with the same periods in 2005, to promote, retain and support the 14.2% growth in the subscriber base and significant increase in Network revenue.

     - Equipment sales expenses increased by $27.2 million in the second quarter and $48.9 million for the first six months of 2006, when compared with the same periods in 2005, principally due to an increase in gross subscriber activations, higher handset costs related to product mix, and increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition. Handset cost related to retention are included in the overall retention spend amount.

     - Network operating expenses increased by $12.9 million for the second quarter and $20.3 million for the first six months of 2006, when compared with the same periods in 2005, principally due to higher roaming volumes within Canada. In addition, transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, larger payments to certain third party data providers and improved network quality and coverage.

     - Marketing expenses increased by $4.6 million in the second quarter and $24.1 million for the first six months of 2006 primarily due to increased advertising and promotions costs, higher dealer compensation costs, and increased re-contracting activity. COA per gross subscriber addition increased by $52 in the second quarter and $63 for the first six months of 2006 as compared with for the same periods in 2005. The increase was related to higher subsidies on certain popular handsets driven by competitive activity. In addition, the increase during the first six months was related to advertising and promotion spending (including the launch in the first quarter of two advertising campaigns, SPARK and Broadband on the Fly (TM)). COA per gross subscriber addition decreased by $35 to $394 when compared to the first quarter of 2006 due to reduced handset subsidies for certain popular handsets and a decrease in advertising and promotion spend associated with new product launches. The lower churn and increased ARPU contributed to improved lifetime revenue per subscriber by $419 to $4,860 even though COA per gross subscriber addition increased. COA as a percentage of lifetime revenue was 8.1% in the second quarter of 2006, a decrease from 9.5% in the first quarter of 2006, and an increase from 7.7% in the second quarter of 2005.

     - General and administration expenses increased by $22.9 million in the second quarter and $43.5 million for the first six months of 2006, when compared to the same periods in 2005 due to the increase in employees to support the significant growth in the subscriber base and continued expansion in the number of Company-owned retail stores.

     - Restructuring and workforce reduction expenses were related to staff reductions associated with the integration of the wireline and wireless operations.

     -------------------------------------------------------------------------
     EBITDA and EBITDA margin       Quarters              Six-month periods
      - wireless segment          ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     EBITDA ($ millions)    440.8    366.5   20.3 %    836.7    703.9   18.9 %
     EBITDA margin (%)       46.4     45.4   1.0 pt     45.5     44.9  0.6 pts
     -------------------------------------------------------------------------

     Wireless segment EBITDA increased by $74.3 million and $132.8 million, respectively, in the second quarter and first six months of 2006, when compared to the same periods in 2005. The improvement in EBITDA was a result of the strong revenue growth that was only partially offset by the higher COA per gross subscriber addition and operations costs to support the growth. The EBITDA margin, when calculated as a percentage of Network revenue, improved to a second quarter record of 49.9% and 49.0% for the first six months of 2006. This compares with 49.3% and 48.9% for the same periods last year, representing positive increases of 0.6 and 0.1 percentage points, respectively.


     6.   Financial condition


     The following are the significant changes in the consolidated balance sheets between December 31, 2005 and June 30, 2006.
     -------------------------------------------------------------------------
                   June 30, Dec. 31,  Change  %Change  Explanation of the
     ($ millions)     2006     2005                    change in balance
     -------------------------------------------------------------------------
     Current Assets

       Cash and      (18.6)     8.6   (27.2)    n. m.  The balance of cash and
        temporary                                      temporary investments
        investments,                                   at June 30, 2006
        net                                            represents net cheques
                                                       in circulation after
                                                       deduction of cash
                                                       balances. See
                                                       Section 7. Liquidity
                                                       and capital resources
     -------------------------------------------------------------------------
       Accounts      514.1    610.3   (96.2)  (15.8)%  Decreased by
        receivable                                     $35 million for the net
                                                       increase in securitized
                                                       accounts receivable
                                                       (see Section 7.6
                                                       Accounts receivable
                                                       sale), lower days
                                                       outstanding for
                                                       customer receivables,
                                                       as well as receipts
                                                       from large customers in
                                                       the first quarter
     -------------------------------------------------------------------------
       Income and     24.3    103.7   (79.4)  (76.6)%  Refunds of
        other taxes                                    $125.1 million
        receivable                                     including interest were
                                                       received in the first
                                                       quarter of 2006; a
                                                       portion of the
                                                       remaining net taxes
                                                       owing were reclassified
                                                       to current Income and
                                                       other taxes payable
     -------------------------------------------------------------------------
       Inventories   115.8    138.8   (23.0)  (16.6)%  Primarily a decrease in
                                                       wireless handset
                                                       inventories
     -------------------------------------------------------------------------
       Prepaid       294.5    154.7   139.8    90.4 %  Primarily prepayment of
        expenses                                       federal Canada Pension
        and other                                      Plan and Employment
                                                       Insurance premiums,
                                                       property taxes, annual
                                                       wireless licence fees,
                                                       other licences and
                                                       insurance, net of
                                                       applicable
                                                       amortization, as well
                                                       as the deferred loss on
                                                       termination and
                                                       replacement of cross
                                                       currency interest rate
                                                       swap associated with
                                                       June 1, 2007 (U.S.
                                                       Dollar) Notes
     -------------------------------------------------------------------------
       Current           -    226.4  (226.4) (100.0)%  Refer to current
        portion of                                     liability section below
        future
        income taxes
     -------------------------------------------------------------------------
     Current Liabilities

       Accounts    1,509.1  1,393.7   115.4     8.3 %  Primarily the
        payable                                        $195.5 million current
        and accrued                                    portion of a deferred
        liabilities                                    hedging liability
                                                       reclassified from long-
                                                       term liabilities for
                                                       2007 U.S. Dollar Notes,
                                                       net of a reduction in
                                                       trade payables
     -------------------------------------------------------------------------
       Income and      9.7        -     9.7     n. m.  Net taxes payable over
        other taxes                                    the next 12 months
        payable
     -------------------------------------------------------------------------
       Restructuring  60.5     57.1     3.4     6.0 %  New obligations
        and workforce                                  exceeded payments under
        reduction                                      previous programs
        accounts
        payable and
        accrued
        liabilities
     -------------------------------------------------------------------------
       Advance       582.6    571.8    10.8     1.9 %  Includes increases to
        billings and                                   the price cap deferral
        customer                                       account and deferred
        deposits                                       maintenance contract
                                                       revenue
     -------------------------------------------------------------------------
       Current     1,376.4      5.0 1,371.4     n. m.  Includes $70.0 million
        maturities                                     of 7.1% TELUS
        of long-                                       Communications Inc.
        term debt                                      (TCI) medium-term
                                                       Notes, maturing in
                                                       February 2007 and
                                                       $1,300.7 million of
                                                       7.5% TELUS Corporation
                                                       U.S. Dollar Notes due
                                                       June 2007
     -------------------------------------------------------------------------
       Current        43.3        -    43.3     n. m.  Due to expected income
        portion of                                     subject to tax in the
        future                                         upcoming 12 months
        income                                         exceeding losses
        taxes                                          available for deduction
                                                       in the upcoming
                                                       12 months
     -------------------------------------------------------------------------
     Working      (2,651.5)  (785.1) (1,866.4) n. m.%  Includes an increase in
      capital(1)                                       the current portions of
                                                       long-term debt and
                                                       future income taxes
                                                       payable
     -------------------------------------------------------------------------
     Capital      10,926.1 10,941.5   (15.4)   (0.1)%  See Sections 5.3
      Assets, Net                                      Consolidated results
                                                       from operations -
                                                       Depreciation and
                                                       amortization and 7.2
                                                       Cash used by investing
                                                       activities - capital
                                                       expenditures
     -------------------------------------------------------------------------
     Other Assets

       Deferred      925.3    850.2    75.1     8.8 %  Primarily pension plan
        charges                                        contributions in excess
                                                       of charges to income
     -------------------------------------------------------------------------
       Investments    34.8     31.2     3.6    11.5 %  New investments net of
                                                       divestitures
     -------------------------------------------------------------------------
       Goodwill    3,172.3  3,156.9    15.4     0.5 %  A new acquisition net
                                                       of a divestiture
     -------------------------------------------------------------------------
     Long-Term     3,354.1  4,639.9 (1,285.8) (27.7)%  Reclassification to
      Debt                                             current maturities of
                                                       TCI medium-term Notes
                                                       maturing in February
                                                       2007 and TELUS
                                                       Corporation U.S. Dollar
                                                       Notes due June 2007, a
                                                       $162 million decrease
                                                       in the Canadian Dollar
                                                       value of U.S. Dollar
                                                       Notes and repayment of
                                                       $68.5 million of TELUS'
                                                       three-year credit
                                                       facility, partly offset
                                                       by the public issue in
                                                       May 2006 of
                                                       $300 million 5.00%,
                                                       Series CB Notes
     -------------------------------------------------------------------------
     Other         1,310.3  1,635.3  (325.0)  (19.9)%  Primarily a reduction
      Long-Term                                        in the deferred hedging
      Liabilities                                      liability through:

                                                       -  replacement of
                                                          previous cross
                                                          currency interest
                                                          rate swap agreements
                                                          associated with 2007
                                                          (U.S. Dollar) Notes
                                                          with a like amount
                                                          of new cross
                                                          currency interest
                                                          rate swap
                                                          agreements, which
                                                          have a lower
                                                          effective fixed
                                                          interest rate and a
                                                          lower effective
                                                          fixed exchange rate.
                                                          See Note 12(b) of
                                                          the interim
                                                          consolidated
                                                          financial
                                                          statements;

                                                       -  reclassification of
                                                          $195.5 million to
                                                          current liabilities;
                                                          and

                                                       -  partly offset by an
                                                          increase of
                                                          approximately
                                                          $162 million due to
                                                          appreciation of the
                                                          Canadian dollar
     -------------------------------------------------------------------------
     Future Income   878.2  1,023.9  (145.7)  (14.2)%  Decrease in temporary
      Taxes                                            differences for long-
                                                       term assets and
                                                       liabilities as well as
                                                       a revaluation of
                                                       liabilities at lower
                                                       enacted future income
                                                       tax rates
     -------------------------------------------------------------------------
     Non-Controlling  25.3     25.6    (0.3)   (1.2)%  -
      Interests
     -------------------------------------------------------------------------
     Shareholders' Equity
     -------------------------------------------------------------------------
       Common
        equity     6,839.1  6,870.0   (30.9)   (0.4)%  Reduced during the
                                                       first half of 2006
                                                       primarily by:
                                                       -  Normal Course Issuer
                                                          Bid expenditures of
                                                          $481.0 million;

                                                       -  Dividends of
                                                          $190.7 million;

                                                       partly offset by
                                                       increases from:

                                                       -  Net income of
                                                          $566.7 million;

                                                       -  An increase of
                                                          $49.8 million in
                                                          Common Share and
                                                          Non-Voting Share
                                                          capital for the
                                                          exercise of options;
                                                          and

                                                       -  Adjustment of tax
                                                          treatment of items
                                                          charged directly to
                                                          retained earnings of
                                                          $16.1 million
     -------------------------------------------------------------------------

(1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

     -------------------------------------------------------------------------


     7.   Liquidity and capital resources

     7.1  Cash provided by operating activities

     -------------------------------------------------------------------------
     ($ millions)                   Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                            813.0    687.7   18.2 %  1,486.1  1,416.1    4.9 %
     -------------------------------------------------------------------------

     Cash provided by operating activities increased by $125.3 million and $70.0 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The increases for the quarter and first six months were primarily due to the following:

     - Proceeds from securitized accounts receivable increased by $135 million and $35 million, respectively, in the second quarter and first six months of 2006, compared with no changes to securitized accounts receivable in the comparable periods of 2005;
     -  EBITDA increased by $32.1 million and $38.6 million, respectively;
     - Interest paid decreased by $22.3 million in the second quarter and first six months, due mainly to the early redemption of notes on December 1, 2005. Interest paid in 2006 included a $31.2 million payment in respect of the termination of cross currency interest rate swaps, as well as a partial payment of previously accrued interest in respect of a court decision in a lawsuit over a BC TEL bond redemption matter dating back to 1997; and
     - Income taxes received (paid) net of installment payments increased by $75.7 million in the first six months of 2006, due to collection of significant income tax and interest receivable in the first quarter of 2006, as compared to collection of a smaller amount in the second quarter of 2005.

     The above increases for the second quarter and first six months were partly offset by:

     - Employer contributions to employee defined benefits plans increased by $22.7 million and $15.8 million, respectively, due to the voluntary net acceleration of funding in 2006. The best estimate of fiscal 2006 employer contributions to the Company's defined benefit pension plans has been revised to approximately $122 million (the best estimate at December 31, 2005, was $114 million);
     - Restructuring and workforce reduction payments increased by $3.3 million and $13.9 million, respectively;
     - Interest received decreased by $18.0 million and $1.8 million, respectively;
     - Income taxes received (paid) net of installment payments decreased by $21.1 million in the second quarter;
     -  Other changes in non-cash working capital.


     7.2  Cash used by investing activities

     -------------------------------------------------------------------------
     ($ millions)                   Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                            486.1    410.0   18.6 %    802.2    716.2   12.0 %
     -------------------------------------------------------------------------


     Cash used by investing activities increased by $76.1 million and $86.0 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, due primarily to greater capital expenditures. Funds used for small acquisitions increased by $17.6 million in the second quarter of 2006 and decreased by $9.9 million in the first six months of 2006, when compared to the same periods in 2005. Assets under construction increased to $758.9 million at June 30, 2006, compared with $516.4 million at December 31, 2005, due to capitalized costs related to development of a new wireline billing system as well as in-progress costs for new service development and network enhancement.

     -------------------------------------------------------------------------
     Capital expenditures           Quarters              Six-month periods
      by segment                  ended June 30             ended June 30
     ($ in millions,         2006     2005   Change     2006     2005   Change
      except capital
      expenditure intensity)
     -------------------------------------------------------------------------
     Wireline segment       311.4    293.9    6.0 %    570.4    507.5   12.4 %
     Wireless segment       147.4    114.8   28.4 %    208.9    174.4   19.8 %
     -------------------------------------------------------------------------
     TELUS consolidated     458.8    408.7   12.3 %    779.3    681.9   14.3 %
     -------------------------------------------------------------------------
     Capital expenditure
      intensity(1) (%)       21.5     20.2  1.3 pts     18.5     17.1  1.4 pts
     -------------------------------------------------------------------------

     (1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

     -------------------------------------------------------------------------

     - Wireline segment capital expenditures increased by $17.5 million and $62.9 million, respectively, in the second quarter and first six months of 2006, when compared to the same periods in 2005. ILEC capital expenditures increased by approximately $25 million to $282 million in the second quarter, and increased by approximately
        $66 million to $515 million for the first six months, with the increased spending primarily for network access growth to serve strong housing growth in B.C. and Alberta, broadband build, billing system development and service development. The increase for the first six months of 2006 included catch-up on activities deferred in 2005 due to the work stoppage. Non-ILEC capital expenditures decreased by approximately $8 million to $29 million in the second quarter, but were relatively unchanged at approximately $55 million for the first six months of 2006.

        The wireline segment capital expenditure intensity ratios were 25.6% and 23.4%, respectively, in the second quarter and first six months of 2006, compared with 23.7% and 20.4%, respectively, in the same periods of 2005. Wireline cash flow (EBITDA less capital expenditures) for the second quarter and first six months of 2006 was $144.9 million and $352.7 million, respectively, a decrease of approximately 30% from the same periods in 2005.

     - Wireless segment capital expenditures increased by $32.6 million in the second quarter and $34.5 million for the first six months of 2006. The increases were principally related to strategic investments in next-generation EVDO-capable higher speed wireless network technology and continued enhancement of digital wireless capacity and coverage. Capital expenditure intensity for the wireless segment was 15.5% in the second quarter and 11.4% in the first six months of 2006, as compared with 14.2% and 11.1% in the same periods last year. Wireless cash flow (EBITDA less capital expenditures) set TELUS second quarter and first half records at $293.4 million and $627.8 million, respectively, or increases of 16.6% and 18.6%, respectively, over the same periods in 2005.

     TELUS' EBITDA less capital expenditures (see Section 11.1 EBITDA for the calculation) decreased by 3.9% to $438.3 million and decreased by 5.7% to $980.5 million, respectively, in the second quarter and first six months of 2006 when compared with the same periods in 2005. The decrease resulted primarily from higher capital expenditures, partly offset by increased EBITDA.

     7.3  Cash used by financing activities

     -------------------------------------------------------------------------
     ($ millions)                   Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                            344.4    383.9  (10.3)%    711.1    455.3   56.2 %
     -------------------------------------------------------------------------

     Cash used by financing activities decreased by $39.5 million and increased by $255.8 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. Financing activities included:

     -  Proceeds from Common Shares and Non-Voting Shares issued were
        $12.5 million and $56.1 million, respectively, in the second quarter and first six months of 2006 - decreases of $43.6 million and $98.3 million, respectively, when compared with the same periods in 2005, due mainly to the exercise of a smaller number of options in 2006 and implementation of the net equity settlement feature on May 1, 2006.

     - Cash dividends paid to shareholders were $94.8 million and $190.7 million, respectively in the second quarter and first six months of 2006. In 2005, the $143.9 million cash dividends recorded for both the second quarter and six month period reflected remittance of the dividends payable April 1, 2005 and July 1, 2005 during the second quarter. The increase in cash dividends paid in the first six months 2006, when compared with the first six months of 2005, was due to the higher quarterly dividend per share (27.5 cents versus
        20 cents), partly offset by lower average shares outstanding.

     - The Company's current NCIB program came into effect on December 20, 2005 and is set to expire on December 19, 2006. During the first six months of 2006, approximately 4.7 million TELUS Common Shares and
        6.0 million TELUS Non-Voting Shares were purchased for cancellation for a total of $481.0 million. The following table outlines the shares repurchased and costs under the second NCIB program for 2006 and cumulatively.

     Second normal course issuer bid program

     -------------------------------------------------------------------------
     Shares                           Purchased for cancellation
                        ------------------------------------------------------
                            2005 Q4
                        (from Dec. 20)    2006 Q1       2006 Q2    Cumulative
     -------------------------------------------------------------------------
       Common Shares        634,469     1,783,300     2,913,600     5,331,369
       Non-Voting Shares    607,700     3,334,500     2,643,300     6,585,500
     -------------------------------------------------------------------------
       Total              1,242,169     5,117,800     5,556,900    11,916,869
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     ------------------------------------------------
     Shares
                          Maximum      Percentage of
                        permitted for     maximum
                         repurchase     repurchased
     ------------------------------------------------
       Common Shares     12,000,000        44.4 %
       Non-Voting Shares 12,000,000        54.9 %
     ------------------------------------------------
       Total             24,000,000        49.7 %
     ------------------------------------------------
     ------------------------------------------------

     -------------------------------------------------------------------------
     $ millions                            Cost of repurchase
                        ------------------------------------------------------
                            2005 Q4
                        (from Dec. 20)    2006 Q1       2006 Q2    Cumulative
     -------------------------------------------------------------------------
       Reduction of:
         Share capital         20.9          93.3          93.0         207.2
         Retained earnings     36.6         138.3         156.4         331.3
     -------------------------------------------------------------------------
       Total                   57.5         231.6         249.4         538.5
     -------------------------------------------------------------------------

        During the second quarter of 2005 under the previous NCIB program, the Company purchased approximately 3.0 million Common Shares and approximately 3.5 million Non-Voting Shares for total consideration of $272.1 million. For the first six months of 2005 under a previous NCIB program, the Company purchased approximately 5.1 million Common Shares and approximately 5.5 million Non-Voting Shares for total consideration of $430.4 million.

        The total repurchases under two NCIB programs for the period of December 20, 2004 to June 30, 2006 were approximately 15.6 million Common Shares and 18.1 million Non-Voting Shares for total consideration of $1.45 billion.

     - Long-term debt issues in 2006 included the May 2006 public issue of $300 million 5.00%, Series CB Notes at a price of $998.80 per $1,000.00 of principal, which mature in 2013. See Note 12(b) of the interim consolidated financial statements. The net proceeds of the offering were used to terminate cross currency swap agreements. The remaining debt issues in 2006 were mainly periodic draws on the TELUS Corporation credit facilities, which were offset by periodic repayments of the credit facilities. On a net basis, that amount drawn from credit facilities at June 30, 2006 was not significantly changed from March 31, 2006, but was reduced by $68.5 million since December 31, 2005.

     - The partial payment of deferred hedging liability was $309.4 million in the second quarter of 2006. In contemplation of the planned refinancing of the 2007 (U.S. Dollar) Notes, in May 2006, the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 (Canadian Dollar) Notes; the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 (U.S. Dollar) Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).

     7.4  Liquidity and capital resource measures

     -------------------------------------------------------------------------
     As at, or 12-month periods ended,
      June 30                                    2006        2005      Change
     -------------------------------------------------------------------------

     Components of debt and coverage ratios(1)
     -----------------------------------------
     ($ millions)
     Net debt                                 5,739.6     6,096.4      (356.8)
     Total capitalization - book value       12,604.0    13,264.6      (660.6)

     EBITDA excluding restructuring           3,418.4     3,358.5        59.9
     Net interest cost                          571.0       618.0       (47.0)

     Debt ratios
     -----------
     Fixed-rate debt as a proportion of
      total indebtedness (%)                     98.8        93.1     5.7 pts
     Average term to maturity of debt (years)     5.0         4.9         0.1

     Net debt to total capitalization (%)(1)     45.5        46.0   (0.5) pts
     Net debt to EBITDA(1)(3)                     1.7         1.8        (0.1)

     Coverage ratios(1)
     ------------------
     Interest coverage on long-term debt          2.9         2.6         0.3
     EBITDA(3) interest coverage                  6.0         5.4         0.6

     Other measures
     --------------
     Free cash flow ($ millions) -
      12-month trailing(2)                    1,529.8     1,398.9       130.9
     Dividend payout ratio (%)(1)                  46          40       6 pts
     -------------------------------------------------------------------------

     (1) See Section 11.4 Definition of liquidity and capital resource measures.
     (2) See Section 11.2 Free cash flow for the definition.
     (3) EBITDA excluding restructuring.

     -------------------------------------------------------------------------

     Net debt measured at June 30, 2006 decreased when compared to one-year earlier due to early redemption of $1.578 billion of Notes on December 1, 2005, partly offset by the use of cash and temporary investments (cash is netted against debt for the purposes of this calculation). Total capitalization also decreased for these reasons as well as a decrease in common equity due primarily to share repurchases under NCIB share repurchase programs. The net debt to EBITDA ratio measured at June 30, 2006 improved primarily as a result of debt reduction. The proportion of fixed-rate debt increased mainly due to the termination of fixed to floating interest rate swap agreements concurrent with the early redemption of notes in December 2005.
     Interest coverage on long-term debt improved because of lower interest expenses. The EBITDA interest coverage ratio improved by 0.5 due to lower net interest cost and improved by 0.1 due to higher EBITDA (excluding restructuring). The free cash flow measure for the twelve-month period ended June 30, 2006 increased when compared with the measure one year earlier, primarily because of increased collection of income tax and interest receivable and improved EBITDA, partly offset by higher capital expenditures. The dividend payout ratio for the twelve-month period ended June 30, 2006 was within the target guideline of 45 to 55% for net earnings, as the future income tax reduction that arose from tax rate changes in the second quarter of 2006 was largely offset by temporary expenses associated with the work stoppage in the second half of 2005. In comparison, the dividend payout ratio for the twelve-month period ending June 30, 2005 was lower than the target guideline due primarily to significant one-time tax recoveries included in net earnings.
     Long-term guidelines for certain of TELUS' liquidity measures as defined in Section 11.4 Definition of liquidity and capital resource measures are:

     -  Net debt to total capitalization of 45 to 50%
     -  Net debt to EBITDA of 1.5:1 to 2.0:1
     -  Dividend payout ratio of 45 to 55% of sustainable net earnings.


     7.5  Credit facilities

     TELUS had available liquidity from unutilized credit facilities of approximately $1.5 billion at June 30, 2006.

     -------------------------------------------------------------------------
                                                                  Outstanding
     Credit Facilities                                                undrawn
     At June 30, 2006                                                 letters
     ($ in millions)                  Expiry       Size      Drawn  of credit
     -------------------------------------------------------------------------
     Five-year revolving
      facility(1)                May 4, 2010      800.0          -          -

     Three-year revolving
      facility(1)                May 7, 2008      800.0       73.5      100.1
     Other bank facilities                 -       74.0          -        2.5
     -------------------------------------------------------------------------
     Total                                 -    1,674.0       73.5      102.7
     -------------------------------------------------------------------------

     (1) Canadian dollars or U.S. dollar equivalent.

     -------------------------------------------------------------------------

     TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at June 30,
2006) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 6.0:1 at June 30, 2006) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.


     7.6  Accounts receivable sale


     On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service Limited ("DBRS") or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of August 2, 2006. The balance of proceeds from securitized receivables was reduced from $500 million to $325 million on January 31, 2006, increased to $400 million on March 31, 2006, varied between $350 million and $535 million during the second quarter and closed at $535 million on June 30, 2006. The balance for the first six months of 2005 was constant at $150 million, which is the minimum necessary to keep this program active.


     7.7  Credit ratings


     As of August 2, 2006 TELUS and TCI investment grade credit ratings were unchanged from those reported in TELUS' annual 2005 Management's discussion and analysis in Section 7.7. On March 1, 2006, DBRS confirmed its ratings for TELUS and TCI at BBB(high) and A(low), respectively. In May 2006, Moody's Investors Service assigned its "Baa2" rating to TELUS' new public debt issue, and changed the outlook to "positive" for its "Baa2" rating of TELUS Corporation. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining and improving investment grade credit ratings in the range of BBB+ to A- or the equivalent.


     7.8 Off-balance sheet arrangements, commitments and contingent liabilities

          Financial instruments (Note 3 of the interim consolidated financial statements)


     During the first quarter of 2006, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship.
     During the second quarter of 2006, the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. Dollar Notes maturing in June 2007. The Company entered into these agreements to reduce or eliminate exposure to interest rate and foreign currency risk. Hedge accounting has been applied to the new cross currency interest rate swap agreements.
     As at June 30, 2006, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S. $50 million of fiscal 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the wireless segment.
     In contemplation of the planned refinancing of the debt maturing June 1, 2007, the Company has entered into forward starting interest rate swap agreements, as at June 30, 2006, that have the effect of fixing the underlying interest rate on up to $300 million of replacement debt. Hedge accounting has been applied to these forward starting interest rate swap agreements.
     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The carrying amount and fair value of long-term debt are as follows:


                                          As at June 30,    As at December 31,
                                                   2006                  2005
     -------------------------------------------------------------------------
                                    Carrying       Fair   Carrying       Fair
     ($ millions)                     amount      value     amount      value
     -------------------------------------------------------------------------
     Long-term debt
       Principal                     4,730.5    5,243.0    4,644.9    5,371.6
       Derivative financial
        instruments used to manage
        interest rate and currency
        risks associated with U.S.
        dollar denominated debt
        (Hedging item maximum
        maturity date: June 2011)      987.2    1,251.8    1,154.3    1,470.5
     -------------------------------------------------------------------------
                                     5,717.7    6,494.8    5,799.2    6,842.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

          Commitments and contingent liabilities


     The Company has a $60.5 million liability recorded for outstanding commitments under its restructuring programs as at June 30, 2006. The Company's commitments and contingent liabilities, which are summarized in Note 14 of the interim consolidated financial statements, have not changed significantly in the six-month period ended June 30, 2006, except for the following:


          Deferral accounts


     On February 16, 2006, the CRTC issued Telecom Decision 2006 9, "Disposition of funds in the deferral account". In its decision the CRTC determined that the majority of the accumulated liability within the respective incumbent local exchange carrier's deferral account was to be made available for initiatives to expand broadband services within their ILEC operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunication services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the CRTC indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.


          Pay equity


     On December 16, 1994, the Telecommunications Workers Union ("TWU") filed a complaint against BC TEL, a predecessor of TELUS Communications Inc. (TCI), with the Canadian Human Rights Commission ("CHRC"), alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. As a term of the negotiated settlement between TCI and the TWU that resulted in the collective agreement effective November 20, 2005, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new five-year collective agreement; the TWU withdrew and discontinued this complaint on December 21, 2005. During the first quarter of 2006, the CHRC advised the Company that it accepted this settlement and that it would close its file on the complaint.


          Uncertified class action


     A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have also been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions. On July 18, 2006, the Saskatchewan court declined to certify the action as a class action, but granted the plaintiffs leave to renew their application in order to further address certain statutory requirements respecting class actions. The Company believes that it has good defences to these actions. Should the ultimate resolution of these actions differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


     7.9  Outstanding share information

     The following is a summary of the outstanding shares for each class of equity at June 30, 2006 and at July 21, 2006. In addition, for July 21, 2006 the total number of outstanding and issuable shares is presented assuming full conversion of options including those shares held in reserve, but not yet issued.

     -------------------------------------------------------------------------
     Class of equity security               Common     Non-Voting     Total
                                            Shares       Shares       Shares
     (millions of shares)                outstanding  outstanding  outstanding
     -------------------------------------------------------------------------
     At June 30, 2006
       Common equity - Common Shares
        outstanding                           179.1            -        179.1
       Common equity - Non-Voting
        Shares outstanding                        -        162.2        162.2
                                        ------------ ------------ ------------
                                              179.1        162.2      341.3(1)
                                        ------------ ------------ ------------
     At July 21, 2006
       Common equity - Common Shares
        outstanding                           179.1            -        179.1
       Common equity - Non-Voting
        Shares outstanding                        -        162.3        162.3
                                        ------------ ------------ ------------
                                              179.1        162.3        341.4
                                        ------------ ------------ ------------
     Outstanding and issuable shares(2)
      at July 21, 2006
       Common Shares and Non-Voting
        Shares outstanding                    179.1        162.3        341.4
       Options(3)                               1.3         20.3         21.6
                                        ------------ ------------ ------------
                                              180.4        182.6        363.0
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------
     -------------------------------------------------------------------------

     (1) For the purposes of calculating diluted earnings per share for the second quarter of 2006, the number of shares was 348.5.
     (2) Assuming full conversion and ignoring exercise prices.
     (3) Not reduced by any options that may be forfeited or cancelled during the period July 1 to July 21.

     -------------------------------------------------------------------------

     8.   Critical accounting estimates and accounting policy developments

     8.1  Critical accounting estimates


     TELUS' critical accounting estimates are described Section 8.1 of its 2005 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     8.2  Accounting policy developments


     Accounting policies are consistent with those described in Note 1 of TELUS' annual 2005 consolidated financial statements. Commencing with the Company's 2006 fiscal year, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") for measurement of non-monetary transactions (CICA Handbook Section 3830). The Company's operations were not materially affected by the amended recommendations.


          Earnings per share; convergence with International Reporting
          Standards


     Possibly commencing in the Company's 2006 fiscal year, proposed amendments to the recommendations of the CICA for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may have applied to the Company. In July 2006, the typescript with the current proposed amendments was withdrawn and an announcement was made indicating that an International Financial Reporting Standards-based exposure draft would be issued by the end of 2006.


          Convergence with International Reporting Standards:


     In early 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. During 2006, the Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. As this convergence initiative is very much in its infancy as of the date of these interim consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.


          Other comprehensive income; Business combinations


     Amendments and proposed amendments commencing in the Company's 2007 fiscal year or later are described in Note 2 of the interim consolidated financial statements.


          Other recently issued accounting standards not yet implemented


     As described in Note 18(i) of the interim consolidated financial statements, under U.S. GAAP effective for its 2007 fiscal year, the Company is expected to be required to comply with accounting for uncertain income tax positions, as prescribed by Financial Accounting Standards Board Financial Interpretation No. 48. The Company is currently assessing the provisions of the interpretation.


     9.   Revised annual guidance for 2006


     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as Section 10: Risks and risk management of TELUS' Management's discussion and analysis for 2005, the first quarter of 2006 and this report.
     The Company has a practice of confirming or adjusting annual guidance on a quarterly basis. There is no assurance that these assumptions or the revised 2006 financial and operating targets and projections will turn out to be accurate. Revised guidance for 2006 show below reflects the positive impact to TELUS of Federal and Alberta tax changes enacted in the second quarter as well as revised expectations for revenues, capital expenditures and wireless subscriber net additions.

     -------------------------------------------------------------------------
                           Revised guidance  Previous guidance
                               for 2006        from 2006 Q1         Change
     -------------------------------------------------------------------------
     Consolidated

       Revenues                $8.625 to          $8.6 to        increased by
                            $8.725 billion     $8.7 billion      $25 million

       EBITDA(1)               no change          $3.5 to          no change
                                               $3.6 billion

       Earnings per share                                        increased by
        - basic             $2.90 to $3.10    $2.40 to $2.60       50 cents

       Capital expenditures     Approx.           $1.5 to        increased by
                             $1.6 billion     $1.55 billion       $50 to $100
                                                                    million

       Free cash flow(2)       no change         $1.55 to          no change
                                              $1.65 billion
     -------------------------------------------------------------------------
     Wireline segment

       Revenue (external)     $4.825 to         $4.825 to       narrowed high
                            $4.850 billion    $4.875 billion     end of range
                                                                by $25 million

         Non-ILEC revenue      $650 to           $650 to        narrowed high
                             $675 million      $700 million      end of range
                                                                by $25 million

       EBITDA                  no change         $1.8 to           no change
                                              $1.85 billion

         Non-ILEC EBITDA       $25 to            $25 to         narrowed high
                             $30 million       $40 million       end of range
                                                                by $10 million

       Capital expenditures     Approx.         $1.05 to        increased by
                            $1.15 billion     $1.1 billion       $50 to $100
                                                                   million

       High-speed Internet                     More than
        net additions          no change        125,000            no change
     -------------------------------------------------------------------------
     Wireless segment

       Revenue (external)      $3.8 to           $3.775 to       increased by
                            $3.875 billion    $3.825 billion      $25 to $50
                                                                    million

       EBITDA                  no change          $1.7 to          no change
                                               $1.75 billion

       Capital expenditures    no change          Approx.          no change
                                               $450 million

       Wireless subscriber    560,000 to       More than             range
        net additions           590,000         550,000            clarified
     -------------------------------------------------------------------------

     (1) See Section 11.1 Earnings before interest taxes depreciation and amortization (EBITDA).
     (2) See Section 11.2 Free cash flow.

     -------------------------------------------------------------------------

     10.  Risks and risk management


     TELUS' approach to the management of risk has not changed significantly from that described in Section 10: Risks and risk management of the Company's 2005 annual Management's discussion and analysis. The following are significant updates to the risks described in Management's discussions and analyses for the year 2005 and the first quarter 2006.


     10.1 Regulatory

     The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

          Review of price cap framework (Telecom Public Notice CRTC 2006-5)


     On May 9, 2006, the Canadian Radio-television and Telecommunications Commission ("CRTC") initiated a public proceeding to establish the form of regulation that will go into effect in June 2007 for incumbent local exchange carriers. TELUS is a party to the proceeding, having filed its price cap proposals and responses to CRTC questions in July 2006. An oral hearing is expected in October 2006, followed by a reply-comment period and a decision by April 2007.
     In its filings, TELUS submitted that the CRTC should adopt two key objectives to guide its overall approach to economic regulation, including its approach for developing a new price cap regime: (i) market forces should be relied upon to the maximum extent feasible as the means of achieving the telecommunications policy objectives set out in the Telecommunications Act; and (ii) regulatory measures that may still be required, including those related to price cap regulation, should be efficient and proportionate to their purpose and interfere to the minimum extent necessary with the operation of competitive market forces to the minimum extent necessary, while meeting policy objectives. There can be no assurance that TELUS' proposed changes to price cap regime beginning in June 2007 will be adopted, or that the new price cap regime will favourable for TELUS.


          Reconsideration of Telecom Decision CRTC 2005-28: Regulatory framework for voice communication services using Internet Protocol (Telecom Public Notice CRTC 2006-6)


     On May 12, 2005, the CRTC had released its decision regarding regulatory requirements for the provision of voice communication services using Internet protocol, also known as VoIP. Decision 2005-28 divided VoIP service providers into two groups: ILECs who are regulated in a manner similar to existing local service regulation; and others, including cable-TV companies, who are not be subject to price regulation. Rules with respect to access to numbers, number portability, directory listings, equal access, the winback rules, rules on promotions, bundling and price floors were extended to VoIP services. In 2005, TELUS and other ILECs jointly petitioned the Federal Cabinet to overturn Decision 2005-28, and also sought leave to appeal regulation on winbacks with the Federal Court of Appeal.
     On May 4, 2006, the Federal Cabinet issued an Order in Council that referred Decision 2005-28 back to the CRTC for further consideration and specified that the CRTC shall complete its reconsideration of the decision within 120 days (by September 2006). The Order in Council noted that the March 2006 report from the Telecommunications Policy Review Panel included the recommendation to rely on market forces to the maximum extent feasible. The Order in Council also noted VoIP technology had transformed the nature and extent of competition in telecommunications markets and recent Telecom Decisions CRTC 2005-62 and 2006-11 allowed for greater flexibility in the pricing of VoIP services provided by one incumbent telephone company.
     On May 10, 2006, in accordance with the Order in Council, the CRTC initiated a public proceeding to reconsider the appropriate regulatory regime and any other pertinent matters applicable to the provision of VoIP services. TELUS filed its comments in June 2006, emphasizing the March 2006 Telecom Review Policy Panel's recommendation that the regulation of local VoIP telephony services should interfere as little as possible with competitive market forces in order to encourage innovation and productivity. TELUS submitted that it has no unique advantages or ability to exclude competition in the provision of local VoIP telephony services and forbearance would not unduly impair the continuance of a competitive market. With respect to incumbent local exchange carriers, TELUS submitted that residential and business access-independent local VoIP services should be forborne from regulation, while residential and business access-dependent local VoIP services should be forborne where customers have access to competing services provided over the network of at least one full facilities-based provider. There can be no assurance that reconsideration of this decision will result in more favourable regulation of VoIP services for TELUS in its incumbent regions of B.C., Alberta and Eastern Quebec.


          Appeal to Federal Cabinet of Telecom Decision CRTC 2006-15:
          Forbearance from the regulation of retail local exchange services


     On May 12, 2006, TELUS and other ILECS jointly filed a petition to the Federal Cabinet, requesting that the CRTC be directed to reconsider its April 6, 2006, decision on the regulation of local telephony service, and to do so in light of the recommendations of the Telecommunications Policy Review Panel. TELUS believes that the threshold for deregulation is too high and wireless substitution for local telephony services should be considered in the forbearance decision. There can be no assurance that the Federal Cabinet will direct the CRTC to reconsider Decision 2006-15, or if directed to reconsider the decision, that the CRTC will significantly change the terms and conditions set for forbearance from regulating local telephony services.


          Approval of rates on a final basis for Access Tandem service (Telecom Decision CRTC 2006-22) and Co-location power service rates (Telecom Decision CRTC 2006-42)


     On April 27, 2006, the CRTC approved rates on a final basis for Access Tandem service retroactive to June 1, 2002. Access Tandem service provides for the exchange of originating and terminating long distance traffic of an alternative provider of long distance service. Based on this decision and current interconnection arrangements, TELUS estimates that wireline ILEC annual interconnection revenue will be reduced by approximately $10 million over the subsequent 12-month period.
     On June 30, 2006, the CRTC approved rates for co-location and power services on a final basis back to November 29, 2000. Based on this decision and current co-location and power arrangements, TELUS estimates that its wireline ILEC annual other revenue will be reduced by approximately $2 million over the subsequent 12-month period.
     Although not material in nature, TELUS' prospective wireline non-ILEC expenses are expected to be favourably impacted by the above noted decisions.
     The retroactive impacts of the above noted decisions were either previously accrued for by the Company or qualified for deferral account treatment, with adjustments reflected in the Company's second quarter financial statements. Management expects to finalize the impacts of these decisions and estimates during the remainder of 2006, but currently does not expect any possible adjustments to be material to the overall consolidated financial results.


          Filing of TELUS Retail and Competitor Quality of Service Exclusion Applications


     In June 2006, TELUS filed applications for relief from quality of service penalties for 2005 flooding in southern Alberta and the 2005 work stoppage. It is expected that a number of third parties will file comments on the Company's applications and that CRTC may have additional questions or interrogatories. The CRTC is not expected to make a decision on this matter until late this year or early 2007. There can be no assurance that TELUS will receive any relief from qualify of service penalties for the flooding and work stoppage events.


          Implementation of wireless number portability ("WNP") - Telecom Decision CRTC 2005-72


     On December 20, 2005, the CRTC issued Decision 2005-72 and directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to implement wireless number portability in British Columbia, Alberta, Ontario and Quebec where local exchange carrier-to-local exchange carrier ("LEC-to-LEC") local number portability is currently in place by March 14, 2007. In other areas and for other wireless carriers, wireless number portability (where LEC-to-LEC local number portability is currently in place) for porting-out must be implemented by March 14, 2007 and for porting-in must be implemented by September 12, 2007. There is no assurance that TELUS and the other Canadian wireless carriers will be able to implement wireless number portability in the required timeframe without incurring significant additional costs and/or ongoing administration costs. Implementation of wireless number portability may result in increased migration of network access lines to wireless services, increased wireless subscriber monthly churn or additional customer retention costs for TELUS.
     WNP, when instituted in the U.S. in 2003, did not cause a large increase in churn as was initially anticipated. In addition, TELUS believes that WNP may open up an opportunity to more effectively market into the business/enterprise market in Central Canada where TELUS has a lower market share than our wireless competitors and lack of WNP is believed to have decreased its sales effectiveness. However, there can be no assurance that this will be the case.


     10.2 Human resources

          The outcome of outstanding collective bargaining at TELUS Quebec may result in increased costs, reduced productivity or work disruptions


     Negotiations between TELUS Quebec and the Syndicat quebecois des employes de TELUS continued during the second quarter for the expired collective agreement covering approximately 1,000 office, clerical and technical employees. In July 2006, a tentative agreement was signed by Company and the union, which includes certain lump sum payments, scheduled increases, the introduction of variable pay based on Company performance, and changes to other terms and conditions of employment. The tentative agreement was recommended for acceptance by the union executive, and if ratified by the union membership over the summer, the new agreement would expire in at the end of 2009. There can be no assurance that tentative agreement will be ratified, that the negotiated compensation expenses will be as planned, or that reduced productivity and work disruptions will not occur as a result of or following this collective bargaining process.


     10.3 Business integration and internal reorganizations


     On November 24, 2005, TELUS Corporation announced the integration of the wireline and wireless operations of the business into a single operating structure. This integration incorporates TELUS' customer-facing business units, technology infrastructure, operations and shared services. There is no assurance that this integration will provide the benefits and efficiencies that are planned and/or that there will not be significant difficulties in combining the two structures, which could result in a negative impact on operating and financial results.


     10.4 Process risks

          TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance


     TELUS continues to develop a new billing system for the wireline segment of our business, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and, in itself, presents implementation risks due to the complexity of the implementation task and resource constraints. TELUS plans to implement this project in phases beginning with the implementation of consumer accounts in Alberta, with a pilot and testing planned for the third quarter of 2006. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results. As well, significant time delays in implementing this system could negatively impact TELUS' competitive ability to quickly and effectively launch new products and services; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.
     Also, as a result of system changes, staff reduction and training requirements associated with TELUS' ongoing efficiency improvement efforts, there is potential for further impact on the operations of TELUS' internal processes involved with billing that could negatively affect TELUS' earnings.


     11. Reconciliation of non-GAAP measures and definition of key operating indicators

     11.1 Earnings before interest taxes depreciation and amortization
          (EBITDA)


     TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
     EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.


     The following is a reconciliation of EBITDA with Net income and Operating income:

     -------------------------------------------------------------------------
                                         Quarters ended     Six-month periods
                                                June 30         ended June 30
     ($ millions)                       2006       2005       2006       2005
     -------------------------------------------------------------------------
     Net income                        356.6      189.5      566.7      431.7
       Other expense (income)            9.6        0.5       13.9        2.0
       Financing costs                 127.5      168.2      254.5      306.6
       Income taxes                     18.7      106.0      134.8      176.3
       Non-controlling interest          2.6        1.7        4.7        3.3
     -------------------------------------------------------------------------
     Operating income                  515.0      465.9      974.6      919.9
       Depreciation                    335.2      330.9      674.4      660.8
       Amortization of intangible
        assets                          46.9       68.2      110.8      140.5
     -------------------------------------------------------------------------
     EBITDA                            897.1      865.0    1,759.8    1,721.2
     -------------------------------------------------------------------------


     In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments. EBITDA less capital expenditures is used for comparison to the reported results for other telecommunications companies and is subject to the potential comparability issues of EBITDA described above. EBITDA less capital expenditures is calculated for TELUS as follows:

     -------------------------------------------------------------------------
                                         Quarters ended     Six-month periods
                                                June 30         ended June 30
     ($ millions)                       2006       2005       2006       2005
     -------------------------------------------------------------------------
     EBITDA                            897.1      865.0    1,759.8    1,721.2
     Capital expenditures ("Capex")   (458.8)    (408.7)    (779.3)    (681.9)
     -------------------------------------------------------------------------
     EBITDA less capital expenditures  438.3      456.3      980.5    1,039.3
     -------------------------------------------------------------------------

     11.2 Free cash flow

     The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of TELUS Corporation. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).
     The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

     -------------------------------------------------------------------------
                                         Quarters ended     Six-month periods
                                                June 30         ended June 30
     ($ millions)                       2006       2005       2006       2005
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                       813.0      687.7    1,486.1    1,416.1
     Cash (used) by investing
      activities                      (486.1)    (410.0)    (802.2)    (716.2)
     -------------------------------------------------------------------------
                                       326.9      277.7      683.9      699.9
       Net employee defined benefit
        plans expense                    1.3        0.4        2.9       (1.1)
       Employer contributions to
        employee defined benefit plans  45.0       22.3       75.5       59.7
       Amortization of deferred gains
        on sale-leaseback of buildings,
        amortization of deferred
        charges and other, net           7.3       (4.1)      (8.6)       0.3
       Reduction (increase) in
        securitized accounts
        receivable                    (135.0)         -      (35.0)         -
       Non-cash working capital
        changes except changes in
        taxes, interest, and
        securitized accounts
        receivable, and other          (74.2)     (89.8)      97.1      (18.7)
       Acquisition                      19.5        1.9       19.5       29.4
       Proceeds from the sale of
        property and other assets       (0.6)      (2.7)      (8.0)      (3.4)
       Other investing activities        8.4        2.1       11.4        8.3
     -------------------------------------------------------------------------
     Free cash flow                    198.6      207.8      838.7      774.4
     -------------------------------------------------------------------------

     The following shows management's calculation of free cash flow.

     -------------------------------------------------------------------------
                                         Quarters ended     Six-month periods
                                                June 30         ended June 30
     ($ millions)                       2006       2005       2006       2005
     -------------------------------------------------------------------------
     EBITDA                            897.1      865.0    1,759.8    1,721.2

     Restructuring and workforce
      reduction costs net of cash
      payments                          19.0       (1.0)       3.4      (13.3)
     Share-based compensation           12.7        7.1       21.1       10.9
     Cash interest paid               (271.5)    (293.8)    (284.6)    (306.9)
     Cash interest received              0.8       18.8       23.3       25.1
     Income taxes received (paid)       (0.7)      20.4       95.0       19.3
     Capital expenditures             (458.8)    (408.7)    (779.3)    (681.9)
     -------------------------------------------------------------------------
     Free cash flow                    198.6      207.8      838.7      774.4
     -------------------------------------------------------------------------


     11.3 Definition of key operating indicators

     These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

     Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

     Cost of acquisition ("COA") consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend). COA for the second quarter and first six months of 2006 was $120.9 million and $238.8 million, respectively. COA for the same periods in 2005 was $102.1 million and $191.9 million, respectively.

     COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

     Average revenue per subscriber unit ("ARPU") is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

     Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

     EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers. See the definition for cost of acquisition, above.

     11.4 Definition of liquidity and capital resource measures

     The following definitions are presented in the order that they appear in
Section 7.4 Liquidity and capital resource measures.

     Net debt is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

     -------------------------------------------------------------------------
                                                                 At June 30
     ($ millions)                                             2006       2005
     -------------------------------------------------------------------------
     Current maturities of long-term debt                  1,376.4    1,581.0
     Long-term debt                                        3,354.1    4,691.1
     -------------------------------------------------------------------------
                                                           4,730.5    6,272.1

     Deferred hedging liability                              990.5      965.4
     -------------------------------------------------------------------------
     Debt                                                  5,721.0    7,237.5
     Cash and temporary investments                           18.6   (1,141.1)
     -------------------------------------------------------------------------
     Net debt                                              5,739.6    6,096.4
     -------------------------------------------------------------------------

     The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

     Total capitalization is defined as Net debt plus Non-controlling interest and Shareholders' equity.

     Net debt to total capitalization provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

     EBITDA excluding restructuring is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $84.5 million and $52.8 million respectively for the 12-month periods ended June 30, 2006 and 2005.

     Net debt to EBITDA is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' revised guideline range for Net debt to EBITDA is from 1.5:1 to 2.0:1.

     Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ending June 30, 2006 and 2005 are equivalent to reported quarterly financing costs over those periods.

     Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending June 30, 2006 includes losses on redemption of long-term debt, while for the 12-month period ended June 30, 2005, it includes a significant accrual for estimated costs to settle a lawsuit.

     EBITDA interest coverage is defined as EBITDA excluding restructuring divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

     Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis, rather than on a trailing basis, is 45 to 55% of sustainable net earnings.

     Funded debt, in general terms, is borrowed funds less cash on hand as defined in the Company's bank agreements.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2006
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary